Exhibit 99.2

Management Information Circular

KIDOZ INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 21, 2024

and

MANAGEMENT INFORMATION CIRCULAR

As at October 2, 2024

October 2, 2024

Dear Stockholder:

2023 was a year full of highs and lows for the Company. Kidoz saw a challenging first half of 2023 and while we finished with one of our strongest fourth quarter’s in history, we did not make up the lost revenues from the first half of the year. 2023 ended our multi-year steak of growth and Kidoz management has since been assessing the market, our core strengths, and our product strategies to realign our assets to position ourselves for more success.

The Kidoz technology reaches hundreds of millions of people every day in every country in the world. We reach the entirety of Generation Alpha which represents nearly 25% of the world’s population and will become the largest single group of consumers the world has ever seen. This reach into such a large and influential segment of the population has tremendous power and responsibility. Kidoz has developed the technology and implemented it in a way that is regulatory compliant and responsible.

The power of the technology to reach hundreds of millions of people in the next generation of consumers has not been utilized by many global brands at the time of writing. While some super brands such as Mattel, Disney, and LEGO continue to establish and re-enforce their brand within Generation Alpha and enjoy the benefits of a strong brand position for decades to come, most other brands in most industries remain focused by only the current buyers of their products and not the future buyers. At present these brands are foregoing the opportunity to establish and build brand and product awareness within future generations which, in Kidoz option, is a mistake. We have a number of strategies in place to convince both current customers to spend more and non-customers to begin spending which we believe will return the Company to growth.

Mobile AdTech systems are some of the most integrated and most valuable systems in the world. The scale of users we can reach with the Kidoz network is powerful and it opens many new opportunities for the Company. Kidoz has built a powerful software platform and a global sales and service operation that has become the critical path to compliant kid safe media on mobile devices. Extending our media offering beyond children is the first step we are taking as our sales and agency partners are interested in accessing these related segments of our traffic. As the Kidoz advertising technology platform covers a number of complex areas in the value chain of digital advertising, the Company decided to develop and launch Prado.co, a wholly owned subsidiary brand and system targeting the older markets of teens and families. To date, the Prado commercial team has secured brand and performance campaigns in a number of advertising verticals including finance, beauty, and insurance. While revenue contribution overall is still low, Prado’s growth rate has been impressive.

The Kidoz team has high expectations for Prado as the advertising market in this segment is over 100 times larger than the market for advertising to children. However, with a larger market comes increased competition and the Prado commercial team needs time to position itself in the market and build trust and relationships. We have the knowledge that our technology for delivering high performance in-app media is strong and believe that it is only a matter of time before Prado’s market position is secure and our revenue growth is enhanced.

Kidoz also continues to make investments in our direct and agency sales relationships to support the Kidoz and Prado brands in the market. Historically, Kidoz has relied entirely on indirect sales agreements that vary greatly in success on a country to country basis. We are building the systems and processes to support a scale of business many times higher than our current volumes and believe it’s only a matter of time before we can unlock larger opportunities as a result of our continued delivery of world class media for our brand and performance partners.

The global mobile advertising market, which is expected to hit $378 billion in 2028, saw a slowdown in the second half of 2023 with significant revenue misses announced by many technology companies dependent on advertising revenues. While management’s confidence is high for continued growth of Kidoz and a strong performance for Prado in its next year of operations, short term concerns are present due to the declines in overall marketing spend by brands.

We are pleased to invite you to the Annual Meeting of Stockholders (the “Annual Meeting”) of Kidoz Inc., which will be held on Thursday November 21, 2024, starting at 9:00 a.m., Pacific Time Zone, at Pacific Centre: Suite 1500, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6, Canada and virtually via live webcast online at Zoom.

Important information concerning the matters to be acted upon at the meeting is contained in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement. The business to be conducted at the Annual Meeting includes to fix the number of directors of the Company to be elected at the Meeting at 6 members; the election of directors; ratification of the appointment of Davidson & Company LLP, Chartered Accountants, as independent auditors for the Company for its 2024 fiscal year; ratification, confirmation and approval of the Company’s new 10% “rolling” stock option plan; and consideration of any other matter that may properly come before the meeting and any adjournment or postponement thereof.

Our Board of Directors has fixed the close of business on October 2, 2024, as the record date for determining those stockholders who are entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof.

Your vote is important. Registered stockholders can vote their shares by mailing back the accompanying proxy card or voting electronically. Voting by proxy will ensure your representation at the Annual Meeting if you do not attend in person. Mailing your completed proxy card or voting online will not prevent you from voting in person at the Annual Meeting, if you wish to do so.

A copy of our Annual Report on Audited Financial Statements and Management Discussion and Analysis for the year ended December 31, 2023, is available on the Company’s website at https://investor.kidoz.net and will be mailed to shareholders who have elected to receive our Annual Report.

Sincerely yours,

/s/ “J. M. Williams”
J. M. Williams
Chief Executive Officer

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual Meeting (the “Meeting”) of the stockholders of Kidoz Inc. (the “Company”) will be held at 9:00 a.m. (Pacific Time Zone) on Thursday, November 21, 2024, in the Boardroom of the Kidoz Inc. Vancouver office, located at Pacific Centre: Suite 1500, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6, Canada, and virtually via live webcast online at Zoom for the following purposes:

c)	To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2023 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors therein;
d)	There are the following five matters being presented for consideration by the shareholders at the Annual Meeting:

6.	To fix the number of directors of the Company to be elected at the Meeting at 6 members;
7.	To elect six members to the Board of Directors of the Company to serve for the ensuing year;
8.	To appoint auditors for the Company for the ensuing financial year and to authorize the directors to fix the remuneration to be paid to the auditors;
9.	To consider, and if thought fit, ratify, confirm and approve, by an ordinary resolution, the Company’s new 10% “rolling” stock option plan, approved by the Board of Directors of the Company on August 20, 2024, as set out in Schedule B to the management information circular of the Company dated October 2, 2024 (the “Management Information Circular”) accompanying this notice, the full text of which resolution is set out in the Management Information Circular under the heading “Particulars of Matters to Be Acted Upon – 2024 Stock Option Plan”; and
10.	To transact such other business as may properly come before the Annual Meeting and/or any adjournment or postponement thereof.

Accompanying this Notice is a Management Information Circular and a form of Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided, an individual designated to act as proxy holder at the Meeting. The holders of Common Stock of the Company of record at the close of business on October 2, 2024, will be entitled to vote at the Meeting.

All stockholders are cordially invited to attend the Meeting in person. However, to assure your representation at the Meeting, you are urged to sign and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose. Any stockholder attending the Meeting may vote in person even if the stockholder has returned a proxy card.

Internet availability of proxy materials.

This Notice of Annual Meeting and Management Information Circular along with the form of proxy card and the Company’s Annual Financial Statements and Management Discussion and Analysis for the year ended December 31, 2023, will be available on the Company’s website at https://investor.kidoz.net beginning on the first day these materials are mailed to shareholders, which is anticipated to be October 11, 2024.

Notice Regarding the Availability of Proxy Materials

We have adopted the “notice and access” rule as such provisions are set out under National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Notice-and-Access Provisions”) for the delivery of meeting materials relating to this Meeting. Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow a company to reduce the volume of materials to be physically mailed to shareholders by posting the Circular and any additional annual meeting materials (the “Proxy Materials”) online at the Company’s website at https://investor.kidoz.net. The Notice will be mailed on or about October 11, 2024. Under the Notice-and-Access Provisions, instead of receiving paper copies of the Circular, Shareholders will receive this Notice and a proxy. In the case of beneficial (non-registered) Shareholders, they will receive this Notice and a VIF. The proxy/VIF enables Shareholders to vote. Before voting, Shareholders are reminded to review the Circular online at the Company’s website at https://investor.kidoz.net and following the instructions set out below. Shareholders may also choose to receive a printed copy of the Circular by following the procedures set out below.

All Shareholders may call Computershare at 1-866-964-0492 (toll-free) in order to obtain additional information relating to Notice- and-Access Provisions.

If you receive a Notice and would like to receive a printed copy of our proxy materials, free of charge, you should follow the instructions for requesting such materials included in the Notice. If you have previously elected to receive our proxy materials electronically, you will continue to receive access to these materials electronically, unless you elect otherwise.

Registered shareholders and duly appointed proxyholders are entitled to attend the Meeting in person or virtually via live webcast online at https://us02web.zoom.us/j/84304597134?pwd=eRmCrTaWQNukxaqwOpNkYXnOQu40vw.1 and are entitled to vote thereat, personally or by proxy. Registered shareholders can, alternatively, attend and participate at the meeting via teleconference by dialing in:

Canada:	833 228 0700 (Toll Free)
Israel	972 2 372 1597
Switzerland	800 001 479 (Toll Free)

US:	833 568 8864 (Toll Free)

or to a local phone number, which can be obtained on the following website:

https://fda.zoomgov.com/zoomconference?m=MTYxMjA4MzU2Mw.mm0oDlPqSRNc0L9DpjodS3JqbBV6ddZH

Meeting ID:	843 0459 7134
Password:	073129

Registered shareholders participating via teleconference will not be able to vote at the Meeting or revoke their proxy at the Meeting, as the steps the Company’s scrutineer must take to verify the identity of the remotely participating registered shareholders for voting and/or proxy revocation purposes require the availability of certain video features.

Shareholders who are unable to attend the Meeting are requested to date and sign the enclosed form of instruction of proxy and to return it to Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 8th floor, Toronto, Ontario, M5J 2Y1, by November 19, 2024. If a shareholder does not deliver a proxy in accordance with these instructions, then the shareholder will not be entitled to vote at the Meeting by proxy. Only those shareholders of record at the close of business on October 2, 2024, are entitled to attend and vote at the Meeting.

DATED at Vancouver, British Columbia, Canada, this 2nd day of October 2024.

BY ORDER OF THE BOARD

/s/ “J. M. Williams”
J. M. Williams
Chief Executive Officer

KIDOZ INC.

2024 MANAGEMENT INFORMATION CIRCULAR

1. DATE AND SOLICITATION OF PROXIES

This Management Information Circular (the “Circular”), dated October 2, 2024, is furnished to the shareholders of KIDOZ INC. (the “Company”) in connection with the solicitation of proxies for use at the Company’s Annual General Meeting of shareholders of the Company (the “Annual Meeting”) to be held on Thursday, November 21, 2024, in the Boardroom of the Company’s Vancouver office, located at Pacific Centre: Suite 1500, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6, Canada, and virtually via live webcast online at Zoom at 9:00 am. (Pacific Time Zone).

2. APPOINTMENT AND REVOCABILITY OF PROXIES

The persons named in the enclosed form of proxy (the “Form of Proxy”) are officers of the Company. A shareholder of the Company (a “Shareholder”) wishing to appoint some other person (who need not be a Shareholder) to represent him at the Meeting, may do so by inserting such person’s name in the blank space provided in the Form of Proxy and depositing the duly completed Form of Proxy at the registered office of the Company or the Company’s transfer agent indicated on the enclosed envelope prior to the close of business on the second business day preceding the date of the Meeting (exclusive of Saturdays, Sundays and holidays).

To be valid, a proxy must be signed by the Shareholder, or his legal representative authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized in writing. The proxy, to be acted upon, must be deposited with Computershare Investor Services Inc., at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, at any time prior to 9:00 a.m. two business days preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or with the Secretary or the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

A Shareholder who grants a proxy may revoke it at any time, with respect to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing, including another Form of Proxy bearing a later date, executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized in writing, and deposited either at the registered office of the Company or its transfer agent at any time prior to the close of business on the second business day preceding the date of the Meeting or with the Secretary or the Chairman of the Meeting on the day of the Meeting or at any adjournment thereof, or in any other manner permitted by law. The Shareholder may choose to attend the Meeting in person and exercise his/her voting rights.

3. EXERCISE OF DISCRETION BY PROXIES

A Shareholder forwarding the enclosed Form of Proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. The persons named in the Form of Proxy will vote the shares in respect of which they are appointed in accordance with the direction, if any, of the shareholders appointing them.

In the absence of such direction, such shares will be voted:

(i) FOR the election to the Board of Directors (the “Board”) of the nominees whose names are set forth herein;

(ii) FOR the appointment of Davidson & Company LLP, Chartered Accountants as independent auditor of the Company and authorizing the Board to establish its remuneration; and

(iii) FOR ratify, confirm and approve, by an ordinary resolution, the 2024 Stock Option Plan (as defined herein).

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to any amendment or variation to matters identified in the Notice of Meeting and to any other matter which may properly come before the Annual Meeting.

At the time of the Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, in either case, the persons named in the Form of Proxy will vote according to their best judgment.

4. PROXY INSTRUCTIONS

Questions and answers about our Annual Meeting and voting

Q: What is the purpose of Annual Meeting?

A: We will hold the Annual Meeting to enable stockholders to vote on the following matters:

Proposal 1.	To fix the number of directors of the Company to be elected at the Annual Meeting at 6 members;

Proposal 2.	To elect the six director nominees identified in this Management Information Circular to serve as directors of the Company until the next annual meeting of shareholders;

Proposal 3.	To appoint auditors for the Company for the ensuing financial year and to authorize the directors to fix the remuneration to be paid to the auditors; and

Proposal 4.	To consider, and if thought fit, ratify, confirm and approve, by an ordinary resolution, the 2024 Stock Option Plan.

Stockholders will be asked to vote for nominees for all director seats on the Board as of the Annual Meeting. The term of office for directors elected at the Annual Meeting will continue until their respective duly qualified successors are duly elected at the next annual meeting of shareholders or until their earlier removal, resignation or death.

The nominees for election are:

Mr. T. M. Williams, Mr. J. M. Williams, Mr. E. Ben Tora, Mr. C. Kalborg, Ms. F. Curtis, and Mr. M. David.

Q:What is a proxy?

A: A proxy is a document by which you authorize someone else to vote for you at a stockholder meeting in the way that you want to vote. That document is called a “proxy” or, if your shares are held in “street name” (i.e., through a bank, broker or other nominee) and you give instructions to the record holder of your shares, is called a “voting instruction card.” You also may choose to abstain from voting.

This Management Information Circular and the accompanying proxy or voting instruction card are furnished in connection with the solicitation by the Board of proxies for use at the Annual Meeting to be held on Thursday, November 21, 2024, starting at 9:00 a.m., Pacific Time, at Pacific Centre: Suite 1500, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6, Canada and virtually via live webcast online at Zoom and at any adjournment or postponement thereof. The Notice Regarding the Availability of Proxy Materials, this Management Information Circular and our 2023 Annual Report are first being made available to stockholders on or about October 11, 2024.

Q: How are proxies being solicited and who pays the related expenses?

A: Proxies are being solicited principally by mail, by telephone and through the Internet. In addition to sending you these materials, some of our directors and officers, as well as management employees, may contact you by telephone, mail, email or in person. You may also be solicited by means of news releases issued by the Company, postings on our website, https://investor.kidoz.net and print advertisements. None of our officers or employees will receive any extra compensation for soliciting you.

Q:Who is entitled to vote?

A: Only record holders of shares of our Common Stock at the close of business on the record date for the Annual Meeting are entitled to vote at the Annual Meeting. The Board has fixed the close of business on October 2, 2024, as the record date (the “Record Date”) for the determination of stockholders entitled to notice of, and to vote at, the Annual Meeting.

Our authorized capital stock consists of an unlimited number of common shares without par value (“Common Stock”). As of October 2, 2024, 131,304,499 shares of Common Stock were issued and outstanding. Each share of Common Stock is entitled to notice of, and one vote on all matters submitted for shareholder approval.

Q:How can I access the proxy materials on the Internet?

A:In accordance with the rules of National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Notice-and-Access Provisions”), we are using the Internet as the primary means of furnishing proxy materials to stockholders. Accordingly, most stockholders will not receive paper copies of our proxy materials. We instead sent stockholders a Notice Regarding the Availability of Proxy Materials (the “Notice”) with instructions for accessing the proxy materials via the Internet and voting via the Internet or by telephone.

In accordance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting and this Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non- Registered Holders, and often use a service company for this purpose. Non-Registered Holders will either:

a)	typically, be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Holder must properly complete and sign the form and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or service company. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number; or

b)	less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Canada.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own.

Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non- Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out above.

In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

The Notice will be mailed on or about October 11, 2024. The Notice also provides information on how stockholders may obtain paper copies of our proxy materials if they so choose.

The Notice provides you with instructions regarding how to:

●	view the proxy materials for the Annual Meeting on the Internet and execute a proxy; and
●	instruct us to send future proxy materials to you in printed form or electronically by e-mail.

Choosing to receive future proxy materials by e-mail will save us the cost of printing and mailing documents to you and will reduce the impact of our annual meetings on the environment. If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions containing a link to those materials and a link to the proxy voting website. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

Q: How do I receive a copy of the Annual report?

A: The 2023 Annual Financial Statements and Management Discussion and Analysis is being mailed with this Management Information Circular to those stockholders that received a copy of the proxy materials in the mail. For those stockholders that received the Notice, this Management Information Circular and our 2023 Annual Financial Statements and Management Discussion and Analysis and Form 20-F are available at our website at https://investor.kidoz.net. Upon written request by any stockholder to the Company, Pacific Centre: Suite 1500, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6, Canada, Attention: H. Bromley, CFO, we will furnish, without charge, a copy of the 2023 Annual Financial Statements and Management Discussion and Analysis. You can also obtain copies of our Annual Financial Statements and Management Discussion & Analysis, Form 20-F and any other reports we file with SEDAR at https://www.sedarplus.ca, with Edgar on https://www.sec.gov/edgar/browse/?CIK=1318482 or on our website at https://investor.kidoz.net.

Q: How do I vote?

A: You can vote either in person at the Annual Meeting or by proxy, whether or not you attend the Annual Meeting. You can vote by proxy in three ways:

●	By mail - If you are a stockholder of record, you can submit a proxy by completing, dating, signing and returning your proxy in the postage paid envelope provided. You should sign your name exactly as it appears on the proxy. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you are a beneficial owner, you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction card in the postage paid envelope provided by your brokerage firm, bank or other similar organization.
●	By telephone - If you are a stockholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the proxy, entering your control number located on the proxy or voting instruction card and following the prompts. If you are a beneficial owner and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you will receive instructions from the brokerage firm, bank or other similar organization that you must follow in order to submit a proxy by telephone.
●	By Internet - If you are a stockholder of record, you can submit a proxy over the Internet by logging on to the website listed on the proxy, entering your control number located on the proxy or voting instruction card and submitting a proxy by following the on-screen prompts. If you are a beneficial owner, and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you will receive instructions from the brokerage firm, bank or other similar organization that you must follow in order to submit your proxy over the Internet.

Your vote is important. The Board urges you to submit a proxy for your shares as soon as possible by following the instructions provided on the enclosed proxy or voting instruction card you receive from your brokerage firm, bank or other similar organization. Internet and telephone submission of proxies is available 24 hours a day, and, if you use one of those methods, you do not need to return a proxy or voting instruction card. Unless you are planning to vote at the Annual Meeting in person, your proxy must be received by 11:59 p.m., Pacific time Zone, on Tuesday, November 19, 2024. Even if you submit your proxy or voting instructions by one of the methods listed above, you still may vote at the Annual Meeting in person if you are the record holder of your shares. If you are a beneficial owner, you must obtain a “legal proxy” from the record holder in order to vote your shares at the Annual Meeting. Your vote at the Annual Meeting will constitute a revocation of your earlier proxy or voting instructions.

Q: What happens if I do not provide instructions on how to vote or if other matters are presented for determination at the Annual meeting?

A: If you vote by proxy, your shares will be voted at the Annual Meeting in the manner you indicate. If your shares are held in your name (i.e., not in “street name” through a broker) and if you sign your proxy card, but do not specify how you want your shares to be voted, the persons named as proxy holders on the proxy card will vote as the Board recommends.

As of the date of this Management Information Circular, we do not know of any other matters that may be presented for action at the meeting. Should any other business properly come before the meeting, the proxy holders will vote as the Board recommends or, if no recommendation is given, in accordance with their best judgment.

Q: What does it mean if I get more than one proxy or voting instruction card?

A: If you get more than one proxy or voting instruction card, it means that your shares are registered in more than one way. Sign and return all proxy or voting instruction cards or vote each group of shares by mail, telephone or over the Internet to ensure that all your shares are voted.

Q: Who are the proxyholders named by the Board for the Annual Meeting?

A: Mr. T. M. Williams was selected by the Board to serve as proxyholder for the Annual Meeting of stockholders voting on proxy or voting instruction cards. Each properly executed and returned proxy or voting instruction card will be voted by the proxyholders in accordance with the directions indicated thereon or, if no directions are indicated, in accordance with the recommendations of the Board. In voting by proxy with regard to the election of directors, stockholders may vote in favor of all nominees, vote in favor of one or more specific nominee(s), withhold their vote as to all nominees or withhold their vote as to one or more specific nominee(s). Each stockholder giving a proxy has the power to revoke it at any time before the shares it represents are voted. Revocation of a proxy is effective upon receipt of a later vote by telephone, Internet, receipt by the Corporate Secretary or inspectors of election of either an instrument revoking the proxy or a duly executed proxy card bearing a later date. Additionally, a stockholder may change or revoke a previously executed proxy by voting in person at the Annual Meeting.

Q: Will my shares be voted if I do not provide my proxy?

A: If you hold your shares directly in your own name, your shares will not be voted if you do not vote them or provide a proxy.

If your shares are held in the name of a brokerage firm or other nominee, your broker may vote your shares on “routine” matters even if you do not provide a proxy. The only routine matter to be voted on at the Annual Meeting is the ratification of the appointment of our independent registered public accounting firm for the year ended December 31, 2023. If a brokerage firm votes your shares on a routine matter in accordance with these rules, your shares will count as present at the Annual Meeting for purposes of establishing a quorum and will count as “FOR” votes or “AGAINST” votes, as the case may be, depending on how the broker votes. Your broker does not have discretionary authority to vote on non-routine matters without instructions from you, in which case a “broker non-vote” will occur and your shares will not be voted on these matters.

Q. How many shares must be present to hold the Annual Meeting?

A: The presence at the Annual Meeting, in person or by proxy, of the holders of one third of the shares of Common Stock outstanding and entitled to vote on the record date will constitute a quorum entitled to conduct business at the Annual Meeting. Abstentions and broker non-votes will be included in the calculation of the number of shares of Common Stock considered to be present at the Annual Meeting. Broker non-votes refer to shares held by brokers and other nominees or fiduciaries that are present at the Annual Meeting but not voted on a matter. Directors are elected by plurality vote of the votes cast at the Annual Meeting. Abstentions and broker non-votes will have no effect on the election of directors.

Q: What vote is needed to elect directors and approve other proposals?

A: At the Annual Meeting, directors will be elected and other proposals approved by a majority of the votes cast.

If you do not instruct your broker how to vote with respect to this item, your broker may not vote with respect to this proposal. For your vote to be counted, you must submit your voting instructions to your broker or custodian. Abstentions and broker non-votes will not be counted as votes cast and therefore will have no effect in determining whether the required majority vote has been attained.

Q: How will the votes be tabulated?

A: The inspectors of election appointed for the Annual Meeting will tabulate the votes cast, in person or by proxy, at the Annual Meeting and will determine whether a quorum is present.

Q: How do I revoke a proxy?

A: If you hold your shares registered in your name, you may revoke your proxy by submitting a revised one at any time before the vote to which the proxy relates. You may also revoke it by submitting a ballot at the Annual Meeting.

If your shares are held in street name, there are special procedures that you must follow to revoke a proxy submitted via the Internet or by telephone or by marking, signing and returning a vote instruction card.

●	Revoking your vote and submitting a new vote before the deadline of 9:00 a.m., Pacific Time Zone, on November 19, 2024. If you submit a proxy via the Internet, by telephone or by marking, signing and returning a vote instruction card, you may revoke your proxy at any time and by any method before the deadline.
●	Revoking your vote and submitting a new vote after the deadline of 9:00 a.m., Pacific Time Zone, on November 19, 2024. If you submit a proxy via the Internet, by telephone or by marking, signing and returning a vote instruction card and wish to revoke it and submit a new proxy after the deadline has passed, you must contact your brokerage firm, bank or other similar organization and follow its requirements. We cannot assure you that you will be able to revoke your proxy and vote your shares by any of the methods described above.
●	Revoking your vote and submitting a new vote by ballot at the Annual Meeting. If you submit a proxy via the Internet, by telephone or by marking, signing and returning a vote instruction card and wish to revoke it and vote at the Annual Meeting, you must contact your brokerage firm, bank or other similar organization and follow its requirements. We cannot assure you that you will be able to revoke your proxy or attend and vote at the Annual Meeting.
●	If you receive more than one proxy or voting instruction card on or about the same time, it generally means you hold shares registered in more than one account. In order to vote all of your shares, please sign and return each proxy or voting instruction card or, if you vote via the internet or telephone, vote once for each proxy or voting instruction card you receive.

Q: Where can I find the results of the Annual Meeting?

A: We intend to announce preliminary voting results at the Annual Meeting and announce final results in a Current Report on Form 6-K that we will file with the SEC and SEDAR within four business days of the Annual Meeting.

Q: How can I attend the Annual Meeting?

A: Only stockholders and certain other permitted attendees may attend the Annual Meeting. Please note that space limitations make it necessary to limit attendance in person to stockholders and one guest. Admission to the Annual Meeting will be on a first-come, first-served basis. Proof of Kidoz Inc. stock ownership as of the record date, along with photo identification, will be required for admission. Stockholders holding stock in an account at a brokerage firm, bank, broker-dealer or other similar organization (“street name” holders) will need to bring a copy of a brokerage statement reflecting their stock ownership as of the record date. No cameras, recording equipment, electronic devices, use of cell phones or other mobile devices, large bags or packages will be permitted at the Annual Meeting.

The Meeting will be held in person and virtually via the Zoom meeting platform. In order to access the Meeting, shareholders will have two options: through the Zoom application, which requires internet connectivity; or via teleconference.

Attending via Zoom Video Conference:

In order to access the Meeting through the Zoom application, shareholders will need to download the application onto their computer or smartphone and then, once the application is loaded, open the following link or enter the Meeting ID below:

https://us02web.zoom.us/j/84304597134?pwd=eRmCrTaWQNukxaqwOpNkYXnOQu40vw.1

Meeting ID:	843 0459 7134
Password:	073129

Shareholders will have the option through the application to join the video and audio or simply view and listen.

It is the shareholders’ responsibility to ensure connectivity during the meeting and the Company encourages its shareholders to allow sufficient time to log in to the Meeting before it begins.

Attending via Teleconference

In order to dial into the Meeting by telephone, shareholders may phone:

Canada:	833 228 0700 (Toll Free)
Israel	972 2 372 1597
Switzerland	800 001 479 (Toll Free)
US:	833 568 8864 (Toll Free)

or to a local phone number that can be obtained on the following website:

https://fda.zoomgov.com/zoomconference?m=MTYxMjA4MzU2Mw.mm0oDlPqSRNc0L9DpjodS3JqbBV6ddZH

Meeting ID:	843 0459 7134
Password:	073129

Q: How do I submit a proposal or nominate a director candidate for the next annual meeting of stockholders?

A: Stockholder Proposals

Stockholder proposals intended to be presented at the next annual meeting of shareholders of the Company must meet the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) of the Canadian Securities Administrators and must be received by the Company at its principal executive offices by February 28, 2025, in order to be considered for inclusion in the Company’s proxy statement relating to such meeting.

No Stockholder proposals were received for the Annual Meeting.

5. INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the best of the Company’s knowledge, no one who has been (i) a director or executive officer of the Company at any time since the beginning of the Company’s last financial year; (ii) a proposed nominee for election as a director of the Company and (iii) an associate or affiliate of any of the persons listed in (i) and (ii) above, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at the Meeting, other than (i) the election of directors; and (ii) the ratification, confirmation and approval of the 2024 Stock Option Plan.

6. VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company’s Board of Directors has set October 2, 2024 (the “Record Date”) as the record date for the determination of the registered holders of voting shares entitled to receive notice of the Meeting. All holders of Common Shares as of the Record Date are entitled to attend and vote thereat in person or by proxy. As at October 2, 2024, 131,304,499 common shares of the Company (the “Common Shares”) were issued and outstanding. The Common Shares are the only securities outstanding and entitled to be voted at the Meeting. Each Common Share entitles the holder thereof to one vote.

The presence at the Annual Meeting, in person or by proxy, of the holders of one third of the shares of Common Stock outstanding and entitled to vote on the record date will constitute a quorum entitled to conduct business at the Annual Meeting.

As at October 2, 2024, to the knowledge of the directors and executive officers of the Company, the following persons beneficially owned or exercised control or direction, directly or indirectly, over more than 10% of the outstanding Common Shares of the Company:

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Percent of Class
T. M. Williams (Canada)	17,034,066	(1)	12.33%
Pendinas Limited (Isle of Man)	27,839,464	(2)	20.15%
(1)	Includes 16,515,316 shares held directly by Mr. T. M. Williams and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.45 (approximately US$0.33) per share and 200,000 shares of common stock that may be issued upon the exercise of 200,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 168,750 shares of common stock that may be issued upon the exercise of 168,750 stock purchase options with an exercise price of CAD$0.20 (approximately US$0.15) per share.

(2)	Includes 27,839,464 shares held directly by Pendinas Ltd., a company wholly owned by Mr. G. R. Williams. Mr. G. R. Williams is not related to Mr. T. M. Williams, Mr. J. M. Williams nor Mr. T. H. Williams.

7. ELECTION OF DIRECTORS

At the Annual Meeting, the shareholders will be called upon to elect six directors who, subject to the by-laws of the Company, will remain in office until the next Annual Meeting of shareholders or until their respective successors have been duly elected or appointed.

The following table sets out the names and country of residence of the nominees for election as directors, their principal occupations, their offices held with the Company, the date on which they became directors and the number of Common Shares which they beneficially own, directly or indirectly, or over which they exercise control or direction, as at the date hereof.

Nominee and Address	Age	Director Since	Principal Occupation of Director	Ownership (1)
Executive Directors
Tarrnie Williams Vancouver, B.C., Canada	83	September, 2001	Chairman (10)	17,034,066 (2)	12.33%
Jason Williams Vancouver, B.C., Canada	48	July, 2007	Chief Executive Officer (9)	1,945,700 (3)	1.41%
Eldad Ben Tora Netanya, Israel	54	November, 2019	President and GM of EMEA and Prado	5,789,965 (4)	4.19%
Non-Executive Directors
Fiona Curtis Little Harbour, Anguilla	58	June, 2009	Non-Executive Director (8) (9) (10)	518,750 (5)	0.38%
Claes Kalborg Saltsjobaden, Sweden	62	June, 2018	Non-Executive Director (8) (9) (10)	431,250 (6)	0.31%
Moshe David Binyamina, Israel	59	November, 2019	Non-Executive Director (8) (10)	1,407,991 (7)	1.02%

(1) The ownership includes the beneficial ownership of securities and the beneficial ownership of securities that can be acquired within 60 days from October 2, 2024, upon the exercise of options. Each beneficial owner’s percentage ownership is determined by assuming that options that are held by such person and which are exercisable within 60 days from October 2, 2024, are exercised, for the purpose of computing percentage ownership.

(2) Includes 50,000 options with an exercise price of CAD$0.45 (approximately US$0.36) per share, 200,000 options with an exercise price of CAD$0.50 (approximately US$0.40) per share and 50,000 options with an exercise price of CAD$1.02 (approximately US$0.81) per share (which options are exercisable presently or within 60 days) and 50,000 options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 168,750 options with an exercise price of CAD$0.20 (approximately US$0.15) per share and 16,515,316 shares held directly by Mr. T. M. Williams.

(3) Includes 50,000 options with an exercise price of CAD$0.45 (approximately US$0.36) per share, 200,000 options with an exercise price of CAD$0.50 (approximately US$0.40) per share and 50,000 options with an exercise price of CAD$1.02 (approximately US$0.81), (which options are exercisable presently or within 60 days) and 50,000 options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 168,750 options with an exercise price of CAD$0.20 (approximately US$0.15) per share and 908,200 shares held directly by Mr. J. M. Williams. Mr. J. M. Williams is the son of Mr. T. M. Williams.

(4) Includes 350,000 options with an exercise price of CAD$0.45 (approximately US$0.36) per share, 100,000 options with an exercise price of CAD$0.50 (approximately US$0.40) per share and 50,000 options with an exercise price of CAD$1.02 (approximately US$0.81) per share, and 50,000 options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 25,000 options with an exercise price of CAD$0.20 (approximately US$0.15) per share and 5,214,965 shares held indirectly by Mr. E. Ben Tora.

(5) Includes 200,000 options with an exercise price of CAD$0.50 (approximately US$0.40) per share and 50,000 options with an exercise price of CAD$1.02 (approximately US$0.81) per share (which options are exercisable presently or within 60 days) and 50,000 options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 168,750 options with an exercise price of CAD$0.20 (approximately US$0.15) per share and 50,000 shares held directly by Ms. F. Curtis.

(6) Includes 100,000 options with an exercise price of CAD$0.50 (approximately US$0.40) per share and 50,000 options with an exercise price of CAD$1.02 (approximately US$0.81) per share (which options are exercisable presently or within 60 days) and 50,000 options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 231,250 options with an exercise price of CAD$0.20 (approximately US$0.15) per share and nil shares held directly by Mr. C. Kalborg.

(7) Includes 300,000 options with an exercise price of CAD$0.54 (approximately US$0.43) per share, 100,000 options with an exercise price of CAD$0.50 (approximately US$0.40) per share and 50,000 options with an exercise price of CAD$1.02 (approximately US$0.81) per share (which options are exercisable presently or within 60 days) and 50,000 options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 25,000 options with an exercise price of CAD$0.20 (approximately US$0.15) per share and 543,379 shares held indirectly by Mr. M. David and 339,612 shares held indirectly by a Company owned by Mr. M. David.

(8) Member of Audit Committee.

(9) Member of Corporate Governance and Nominating Committee.

(10) Member of Compensation Committee.

Background of Nominees and Proposed Position in the Company

Tryon (Tarrnie) M. Williams – Chairman, Member of the Board of Directors.

Mr. T. M. Williams served as President, Chief Executive Officer and Chairman from August 2001 until June 2011 and from June 2011 till May 2022, Mr. T. M. Williams served as Executive Chairman. From May 2022, Mr. T. M. Williams has served as the Chairman of the Company. Since 1984, Mr. Williams has served as a principal of T.M. Williams (ROW), Ltd., a private consulting firm, and from 1993 until 2008, was Adjunct Professor, Sauder School of Business at the University of British Columbia. From 1988 to 1991, he was President and Chief Executive Officer of Distinctive Software, Inc. in Vancouver, BC, and, upon the acquisition of that company by Electronic Arts Inc., North America’s largest developer of entertainment software, he became President and Chief Executive Officer of Electronic Arts (Canada) Inc., where he continued until 1993. From 1995 to 2012, Mr. T. M. Williams was a director of YM Biosciences, Inc., a biotechnology company, until its acquisition by Gilead Sciences, Inc. In addition, he is a director of several other private corporations.

Jason Williams – Chief Executive Officer, Member of the Board of Directors

Mr. J.M. Williams has been a director since July 2007 and from June 2011 to March 2019, Mr. J. M. Williams served as the sole Chief Executive Officer of the Company. Since the acquisition of Kidoz Ltd. in 2019 until May 2022, he served as Co- Chief Executive Officer. From May 2022, has served the sole Chief Executive Officer of the Company. Prior to his employment with Kidoz Inc., he was a Analyst with RBC Dominion Securities. Mr. J. M. Williams has a Bachelor of Commerce degree from the University of Victoria and a Masters of Business Administration degree, specializing in strategic marketing, from the University of Warwick. In addition, Mr. J. M. Williams is a Non-Executive Director of Adventurebox Technology AB (pubL). Mr. J. M. Williams is the son of Mr. T. M. Williams, the Company’s Chairman.

Eldad Ben Tora - President, Member of the Board of Directors

Mr. E. Ben Tora served as Co-Chief Executive Officer from the acquisition by the Company of Kidoz Ltd in March 2019 until May 2022. Since May 2022, Mr. E. Ben Tora has served as the President & General Manager EMEA and since April 2023 General Manager of Prado. Mr. E. Ben Tora was a co-founder of Kidoz Ltd. and has served as its Chief Executive Officer and Chief Revenue Officer since June 2013. Previously he served as General Manager and Chief Product officer at Bluesnap (formerly Plimus), which was acquired by Great Hill Partners in 2011. Mr. E. Ben Tora holds a bachelor’s degree in management and communication from the College of management in Tel Aviv. Mr. E. Ben Tora is a serial entrepreneur and senior executive in venture-backed and public Internet companies, both early and growth stage, bringing extensive experience in operating and scaling tech companies.

Fiona Curtis – Non-Executive Director

Ms. F. Curtis has served as a director of the Company since June 10, 2009. She has served as Compliance Officer and General Corporate Secretary for Counsel Limited, an Anguillan financial services corporation, since 2006. Ms. F. Curtis is the Managing Director of Counsel Limited. Ms. F. Curtis has been working in the financial services industry since 1990. She started at the brokerage firm, Burns Fry, in Toronto (now Nesbitt Burns, Bank of Montreal). She completed her Canadian Securities Course and became a licensed Securities Broker in 1992. She was educated in England, and attended the University of Toronto, Canada for her undergraduate degree. Ms. F. Curtis’s MBA in Finance & International Affairs was granted by the Rotman School of Business, University of Toronto. Ms. F. Curtis obtained her Associates Degree in Captive Insurance in 2018. She has also served as Chairman of the Board of Anguilla Finance (2016 - 2020), the marketing body for Anguilla Financial Services. Ms. F. Curtis is a Founding Member and Director of the Anguilla Compliance Association, now serving as Chairman.

Claes Kalborg – Non-Executive Director

Mr. C. Kalborg is a 20-year licensing veteran with experience from leading game companies such as Rovio (the makers of Angry Birds) and King.com (the makers of Candy Crush). Taking on the aptly named role of licensing guru, Mr. C. Kalborg has gathered close to 50 licensees and established a network of regional agents for Candy Crush around the world. Those agents include Striker Entertainment in the U.S. and Canada; Tycoon Enterprises in Latin America (except Argentina and Brazil); Tycoon 360 in Brazil; IMC in Argentina; Mediogen in Israel; Sinerji in Turkey; Pacific Licensing Studio in Southeast Asia; Wild Pumpkin Licensing in Australia and New Zealand; PPW in greater China; and Voozclub in Korea. Mr. C. Kalborg brings a wealth of experience and a deep network in licensing and technology to Kidoz Inc. In addition, Mr. C. Kalborg is a Non-Executive Director of Fragbite, LL Games, and Adventurebox Technology AB (pubL) and he is a partner in Swiss based Non Violence S.A owning the IP rights for the globally renowned symbol “The Knotted Gun” and a board member and partner in CF Entertainment holding global rights for the Crazy Frog.

Moshe David – Non-Executive Director

Mr. M. David is an Investor, Executive, Board Director and Chairman. Currently serves as CEO of RAFT Technologies and Board member at Omnisys, Mappo and Questar. During 2022 and early 2023, Mr. David served as Investor and Resident Executive in Entree Capital and as Active Chairman at Wisesight, and as Board member and Advisor at Sweetch, Bria.ai and Swapp. Until early 2022 served as Chief Executive Officer at TIBA, a global leader in Parking revenue systems where he has quadrupled its revenue and became a global market leader. Prior to TIBA, Mr. David founded several companies and served as an Executive and Board member in several more, including NlightU, OzVision and TvPoint. Mr. David also served as deputy CEO managing Ness Technologies and as President of North America in Amdocs Inc., in both roles managing businesses of hundreds of millions of USD$ and thousands of employees around the globe. Mr. David started his career in the Israeli Airforce. He has a BA in Economics and Computer Science from Bar Ilan University in Israel, and an MBA Cum Laude from Boston University.

All of the nominees whose names are hereinabove mentioned have previously been elected directors of the Company at a shareholders’ meeting for which a management information circular was issued.

Management is not presently aware that any of the nominees will be unwilling to serve as a director of the Company if elected but in the event that, prior to the Meeting, any vacancies occur in the slate of nominees submitted herewith, the enclosed Form of Proxy confers discretionary authority upon the persons named therein to vote for the election of any other eligible person designated by the Company’s Board of the Directors, unless instructions have been given to refrain from voting with respect to the election of directors.

Unless otherwise specifically instructed, the persons whose name are printed on the enclosed Form of Proxy intend to vote at the Meeting FOR the election of the nominees whose names are set forth above to the Board.

8. COMPENSATION

8.1 Director and named executive officer compensation, excluding compensation securities.

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company or any subsidiary thereof to each NEO and each director of the Company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the NEO or director for services provided and for services to be provided, directly or indirectly, to the Company or any subsidiary thereof for each of the two most recently completed financial years, other than stock options and other compensation securities:

Name and Principal Position	Year	Fees	Bonus	Committee or meeting fees	Value of perquisites	Value of all other compensation	Total compensation
		US$	US$	US$	US$	US$	US$
T.M. Williams -	2023	159,089	-	-	-	-	159,089
Chairman (1)	2022	168,734	-	-	-	-	168,734
	2021	132,000	19,800	-	-	-	151,800
J. M. Williams	2023	220,962	-	-	-	-	220,962
CEO (2)	2022	208,184	-	-	-	-	208,184
	2021	172,567	25,611	-	-	-	198,178
E. Ben Tora	2023	227,779	-	-	-	-	227,779
President & General (3)	2022	216,957	-	-	-	-	216,957
Manager EMEA (3)	2021	194,680	22,278	-	-	-	216,958
H. W. Bromley	2023	200,277	-	-	-	-	200,277
CFO (4)	2022	196,064	-	-	-	-	196,064
	2021	144,464	25,742	-	-	-	170,206
T. H. Williams	2023	178,341	-	-	-	-	178,341
VP Product (5)	2022	182,556	-	-	-	-	182,556
	2021	157,321	10,779	-	-	-	168,100

(1)	All of the compensation paid to the Named Executive Officer is paid to T.M. Williams (ROW), Ltd. for the services of Mr. T. M. Williams.

(2)	During the year ended December 31, 2022, Mr. J. M. Williams became an employee of Shoal Media (Canada) Inc., a wholly owned subsidiary of Kidoz Inc. Prior to Mr. J. M. Williams becoming an employee his compensation was paid to LVA Media Inc. for the services of Mr. J. M. Williams as CEO of the Company and Jayska Consulting Ltd for the marketing services of Mr. J. M. Williams.

(3)	All of the compensation paid to the Named Executive Officer is paid to Mr. E. Ben Tora as an employee of Kidoz Ltd., a wholly owned subsidiary of Kidoz Inc.

(4)	All of the compensation paid to the Named Executive Officer is paid to Bromley Accounting Services Ltd. for the services of Mr. H. W. Bromley.

(5)	All of the compensation paid to the Named Executive Officer is paid to Farcast Operations Inc. Ltd. for the services of Mr. T. H. Williams.

The following options were granted in during the year ended December 31, 2023.

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
T.M. Williams (Chairman)	Stock Options	50,000 / 50,000 (0.06%)	February 21, 2023	CAD$0.30	CAD$0.265	CAD$0.20	February 21, 2028
J. M. Williams (CEO)	Stock Options	50,000 / 50,000 (0.06%)	February 21, 2023	CAD$0.30	CAD$0.265	CAD$0.20	February 21, 2028
E. Ben Tora (President & General Manager EMEA)	Stock Options	50,000 / 50,000 (0.06%)	February 21, 2023	CAD$0.30	CAD$0.265	CAD$0.20	February 21, 2028
H. W. Bromley (CFO)	Stock Options	50,000 / 50,000 (0.06%)	February 21, 2023	CAD$0.30	CAD$0.265	CAD$0.20	February 21, 2028
T. H. Williams (VP Product)	Stock Options	50,000 / 50,000 (0.06%)	February 21, 2023	CAD$0.30	CAD$0.265	CAD$0.20	February 21, 2028

As at December 31, 2023:

1)	Mr. T. M. Williams holds in aggregate 350,000 stock options, which are made up as follows; - 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share; - 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.45 (approximately US$0.33) per share; - 200,000 shares of common stock that may be issued upon the exercise of 200,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share; - 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share.
2)	Mr. J. M. Williams holds in aggregate 350,000 stock options, which are made up as follows; - 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share; - 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.45 (approximately US$0.33) per share; - 200,000 shares of common stock that may be issued upon the exercise of 200,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share; - 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share.
3)	Mr. Eldad Ben Tora holds in aggregate 550,000 stock options, which are made up as follows; - 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share; - 350,000 shares of common stock that may be issued upon the exercise of 350,000 stock purchase options with an exercise price of CAD$0.45 (approximately US$0.33) per share; - 100,000 shares of common stock that may be issued upon the exercise of 100,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share; - 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share.

4)	Mr. H. W. holds in aggregate 350,000 stock options, which are made up as follows; - 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share; - 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.45 (approximately US$0.33) per share; - 200,000 shares of common stock that may be issued upon the exercise of 200,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share; - 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share.
5)	Mr. T. H. Williams Junior holds in aggregate 450,000 stock options, which are made up as follows; - 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share; - 150,000 shares of common stock that may be issued upon the exercise of 150,000 stock purchase options with an exercise price of CAD$0.45 (approximately US$0.33) per share; - 200,000 shares of common stock that may be issued upon the exercise of 200,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share; - 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share.

Exercise of Compensation Securities by Directors and NEOs

No Compensation Securities were exercised by NEOs or Directors during the most recently completed financial year ended December 31, 2023.

Particulars of the 2015 Stock Option Plan

The Company currently has in place a 10% “rolling” stock option plan, which was most recently approved by the shareholders at the annual general meeting held on November 30, 2023 (the “2015 Stock Option Plan”).

Our Board of Directors administers the 2015 Stock Option Plan. Our Board is authorized to construe and interpret the provisions of the 2015 Stock Option Plan, to select employees, directors, and consultants to whom options will be granted, to determine the terms and conditions of options and, with the consent of the grantee, to amend the terms of any outstanding options. The 2015 Stock Option Plan provides for the granting of stock options to the employees, directors, advisors, and consultants of the Company to encourage proprietary interest in the Company, to encourage such employees to remain in the employ of the Company or such directors, advisors and consultants to remain in the service of the Company, and to attract new employees, directors, advisors and consultants with outstanding qualifications.

Unless otherwise specified, all capitalized terms used in the following summary have the same meanings as those given to such terms in the 2015 Stock Option Plan.

Our Board determines the terms and provisions of each option granted under the Stock Option Plans, including the exercise price, vesting schedule, repurchase provisions, rights of first refusal and form of payment. The Plans shall not exceed 10% of the number of Shares of the Company issued and outstanding as of each Award Date, inclusive of all Shares presently reserved for issuance pursuant to previously granted stock options, unless shareholder approval is obtained in advance. The Exercise Price shall be that price per Share, as determined by the Board in its sole discretion, and announced as of the Award Date, at which an Option Holder may purchase a Share upon the exercise of an Option, provided that it shall not be less than the closing price of the Company’s Shares traded through the facilities of the Exchange on the day preceding the Award Date, less any discount permitted by the Exchange, or such other price as may be required or permitted by the Exchange.

The term of options under the Stock Option Plans will be determined by our Board; however, the term of the stock option may not be for more than ten years. Where the award agreement permits the exercise of an option for a period of time following the recipient’s termination of service with us, disability, or death, that option will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the option, whichever occurs first.

If a third party acquires the Company through the purchase of all or substantially all of our assets, a merger or other business combination, except as otherwise provided in an individual award agreement, all unexercised options will terminate unless assumed by the successor corporation.

Under the 2015 plan and the proposed 2024 Plan we have reserved 10% of the number of Shares of the Company issued and outstanding as of each Award Date. Pursuant to this plan we have 8,066,000 stock purchase options (2022 - 8,629,000) outstanding at December 31, 2023.

At the Annual Meeting, the Company will ask its shareholders to pass an ordinary resolution to, among other things, approve the 2024 Stock Option Plan, as described above and under the heading “Particulars of Matters to Be Acted Upon – 2024 Stock Option Plan”. Options granted under the 2015 Stock Option Plan will continue to be governed by the 2015 Stock Option Plan. The 2015 Stock Option plan will continue to exist until the stock options granted under the 2015 Stock Option are exercised, cancelled or expire. All new stock option grants will be made under the 2024 Stock Option Plan.

Employment, consulting and management agreements

The Company has employment agreements with Jason Williams and Eldad Ben Tora.

The Company has the following management consulting agreements with related parties.

Company	Person	Role	Annual amount
T.M. Williams (ROW), Ltd.	T. M. Williams	Chairman	$160,000
Bromley Accounting Services Ltd.	H. W. Bromley	CFO	CAD$215,000
Farcast Operations Inc.	T. H. Williams	VP Product	CAD$240,000

During the year ended December 31, 2022, Mr. J. M. Williams, the Company’s CEO, became an employee of Shoal Media (Canada) Inc.

If the employment or consulting agreement is terminated without cause, the Company is to pay to the employee or consultant an amount equal to one year compensation.

In the event of a Change of Control, the employee or consultant has the right to terminate the agreement within 60 days of the date of any Change of Control by giving the Company one month’s written notice of such termination. In the event of such termination of the employment or consulting agreement:

(a) the Company will pay to the employee or the consultant an amount equal one year of compensation.

(b) any unvested stock options shall vest immediately upon the employee or consultant’s termination of employment or consulting agreement.

Oversight and Description of Director and NEO Compensation

The Company’s compensation committee (the “Compensation Committee”) consisting of Moshe David (Chairman), Claes Kalborg and Fiona Curtis has the responsibility for determining compensation for the directors and senior management. To determine compensation payable, the Compensation Committee reviews compensation paid to directors and NEOs of companies of a similar size and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation the Compensation Committee periodically reviews the performance of the NEOs in light of the Company’s objectives and consider(s) other factors that may have impacted the success of the Company in achieving its objectives.

At the request of the Compensation Committee, other directors may, from time to time, provide recommendations to the Compensation Committee with respect to compensation for the Company’s NEOs.

The compensation program’s objectives are to:

●	Attract and retain qualified and experienced executives to drive the continued development of the Company, thereby creating shareholder value; and

●	Provide executives, through independent research and analysis, with appropriate salaries and incentives and encourage the achievement of specific milestones with respect to the development of the Company.

Compensation for the Company’s NEOs consists of: (i) base cash salary or consulting fee; (ii) cash bonus payments for achievement of specific milestones or benchmarks; and (iii) option grants pursuant to the Company’s stock option plan.

The compensation is established in such a way as to compensate the executive officers and other key employees considering the Company’s objectives and performance. The Compensation Committee has not retained an independent firm to prepare comparative market data in light of its size. However, the Compensation Committee considers the market in determining the overall compensation of executive officers.

Stock Options

The 2015 Stock Option Plan is intended to emphasize management’s commitment to the growth of the Company. The grant of stock options, as a key component of the executive compensation package, enables the Company to attract and retain qualified executives. Stock option grants are based on the total of stock options available under the 2015 Stock Option Plan. In granting stock options, the Board reviews the total of stock options available under the 2015 Stock Option Plan and recommends grants to newly retained executive officers at the time of their appointment and considers recommending further grants to executive officers from time to time thereafter. The amount and terms of outstanding options held by an executive are taken into account when determining whether and how new option grants should be made to the executive. The exercise periods are to be set at the date of grant. The stock option grants may contain vesting provisions in accordance to the 2015 Stock Option Plan.

Pension Plan Benefits

The Company does not have any pension, defined benefit, defined contribution or deferred compensation plans in place.

9. SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out certain details as at December 31, 2023, the end of the Company’s last financial year, with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options and rights	Weighted average exercise price of outstanding options and rights	Number of securities remaining available for future issuance under equity compensation plans (1)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	8,066,000	$0.39	5,064,450
Equity compensation plans not approved by security holders	0	0	0
Total	8,066,000	$0.39	5,064,450

(1)	Options issued pursuant to the 2015 Stock Option Plan.

During the fiscal year ended December 31, 2023, there was no repricing of options granted to any of optionees.

During the fiscal year ended December 31, 2023, there were 1,885,000 options granted at CAD$0.30 (approximately US$0.22). As of the date hereof, there are a total of 1,930,400 options with an exercise price of CAD$0.45 (approximately US$0.33) per share, 3,084,600 options with an exercise price of CAD$0.50 (approximately US$0.39) per share, 1,006,000 options with an exercise price of CAD$1.02 (approximately US$0.81) per share, 200,000 options with an exercise price of CAD$0.66 (approximately US$0.53) per share, 1,845,000 options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 2,293,750 options with an exercise price of CAD$0.20 (approximately US$0.15) per share outstanding to directors, officers, employees and consultants.

10. INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the Record Date, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Company or its subsidiaries which is owing to the Company or its subsidiaries, which is owing to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Company, no proposed nominee for election as a director of the Company and no associate of such persons:

(i) is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or its subsidiaries; or

(ii) is indebted to another entity, which indebtedness is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, in relation to a securities purchase program or other program.

11. INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, “informed person” of the Company means; (a) a director or executive officer of the Company; (b) any person or company who beneficially owns, directly or indirectly, Common Shares of the Company or who exercises control or direction over Common Shares of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company, other than Common Shares held by the person or company as underwriter in the course of a distribution.

To the knowledge of the Company, no director, proposed nominee for election as a director, or informed person of the Company, and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the beginning of the Company’s last completed financial year or in any proposed transaction which, in either such case, has materially affected or will materially affect the Company or any of its subsidiaries.

12. APPOINTMENT OF AUDITOR

The management of the Company proposes Davidson & Company LLP, Chartered Accountants, be appointed as independent auditor of the Company for the fiscal year ending December 31, 2024. Davidson & Company LLP, Chartered Accountants have been engaged as the Company’s independent auditors since February 4, 2010. There were no disputes or disagreements between Davidson & Company LLP, Chartered Accountants and the Company during the previous three fiscal years on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure which disagreements, if not resolved to the satisfaction of Davidson & Company LLP, Chartered Accountants would have caused them to make reference to the subject matter of the disagreement in connection with their reports.

During the Company’s most recent fiscal year ending December 31, 2023, there were no reportable events with Davidson & Company LLP, Chartered Accountants, required to be disclosed by Item 304(a) (1) (v) of Regulation S-K of the SEC.

The Company does not expect a representative of Davidson & Company LLP, Chartered Accountants, to be present at the Annual Meeting and, that being the case, they will not be available at the Annual Meeting to respond to questions.

Except where authority to vote on the appointment of the independent auditor of the Company is withheld, persons named in the accompanying Form of Proxy will vote FOR the appointment of Davidson & Company LLP, Chartered Accountants, as independent auditor of the Company to hold office until the next annual meeting of shareholders or until its successor is appointed, at such remuneration as may be determined by the Board.

Disclosure of Auditor Fees

Audit Fees: Fees paid or to be paid to Davidson & Company LLP, Chartered Accountants, in connection with the audit of the Company’s annual financial statements for the year ended December 31, 2023, and the review of the Company’s interim financial statements included in the Company’s Quarterly Reports on Form 10-Q during the year ended December 31, 2023, totaled approximately $105,104 (2022 - $129,946).

Financial Information Systems Design and Implementation Fees:

The Company did not engage Davidson & Company LLP, Chartered Accountants to provide services to the Company regarding financial information systems design and implementation during the year ended December 31, 2023.

All Other Fees:

Fees paid to Davidson & Company LLP, Chartered Accountants by the Company during the year ended December 31, 2023, for tax advisory and other consultation services were $nil (2022 - $nil).

13. CORPORATE GOVERNANCE PRACTICES

National Policy 58-201 Corporate Governance Guidelines, National Instrument 58-101 Disclosure of Corporate Governance Practices and Policy 3.1 Directors, Officers, Other Insiders & Personnel and Corporate Governance of the TSX Venture Exchange Manual set out a series of guidelines for effective corporate governance. These are not prescriptive but have been used by the Company in adopting its corporate governance practices. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. Each reporting issuer, such as the Company, must disclose on an annual basis and in prescribed form, the corporate governance practices that it has adopted. The Board and senior management of the Company consider good corporate governance to be an integral part of the effective and efficient operation of Canadian corporations. The following is the Company’s required annual disclosure of its corporate governance practices.

a) Board of Directors

The Board considers Messrs. Fiona Curtis, Claes Kalborg and Moshe David, to be “independent” directors within the meaning of National Instrument 52-110 Audit Committee (“NI 52-110”).

b) Board mandate

The Board assumes responsibility for the stewardship of the Company. The mandate of the Board is to supervise the business, provide leadership and direction to Management, evaluate Management and the affairs of the Company and its subsidiaries, as well as establish strategic direction and objectives. The Board considers good corporate governance to be central to the effective and efficient operation of the Company and regularly reviews, evaluates and modifies its governance program to ensure it is of the highest standard. The Company is required to disclose certain information relating to its corporate governance practices as set out in Schedule “A”. The Board of Directors has adopted a written mandate to formalize its responsibilities, a copy of which is attached to this circular as Appendix “I”.

The Guidelines suggest that the board of directors of every reporting issuer should be constituted with a majority of individuals who qualify as “independent” directors under NI 52-110, which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. The “material relationship” is defined as a relationship which could, in the view of the Company’s Board, reasonably interfere with the exercise of a director’s independent judgement.

The Board conducts a strategic planning process annually to identify the Company’s financial and other objectives.

Risk identification is specially addressed by the Board in connection with material transactions. The Board examines all issues relating to the Company’s communications with its shareholders, financial analysts and the media.

As a subcommittee of the Board, the Audit Committee, in consultation with the independent auditor of the Company, monitors the integrity of the Company’s financial reporting processes as well as the adequacy of its internal accounting controls.

The Board recommends nominees to the shareholders for election as directors. Immediately following each annual general meeting, the Board appoints an Audit Committee and a Corporate Governance & Compensation Committee and the chairperson of each committee. The Board elects a chairperson of the Board and establishes his or her duties and responsibilities, appoints the CEO, CFO and President of the Company and establishes the duties and responsibilities of those positions and on the recommendation of the CEO, appoints the senior officers of the Company and approves the senior Management structure of the Company.

c) Orientation and Continuing Education

The Board does not have any formal policies with respect to the orientation of new directors nor does it take any measures to provide continuing education for the directors. At this stage of the Company’s development the Board does not feel it necessary to have such policies or programs in place.

d) Ethical business conduct

Each director of the Company, in exercising his power and discharging his duties, must act honestly and in good faith with a view to the best interests of the Company and further must act in accordance with the law and applicable regulations, policies and standards. In their regular dealing with senior management and employees of the Company, each member of the Board encourages and promotes ethical business conduct. The Company has adopted a formal Code of Business Conduct and Ethics and these are reviewed regularly by the board.

e) Compensation

The Compensation Committee is responsible for determining the compensation of the directors and officers. Compensation is comprised of stock options granted from time to time under the security based compensation plan(s) of the Company. Reference is made to section 8 of this Circular entitled “Compensation” for details on the annual compensation of the Chief Executive Officer of the Company.

f) Board Committees

We currently have three committees of our Board of Directors.

●	Audit Committee – Committee members – F. Curtis*, C. Kalborg, and M. David.

This committee reviews the financial statements and the financial reporting process of the Company and recommends to the board the approval of the financial statements. This is discussed further in Appendix II.

●	Corporate Governance Committee – Committee members – F. Curtis*, J. Williams and C. Kalborg.

This committee reviews the ethics policy of the Company and ensures compliance. It makes recommendations to the board for improvement in Corporate Governance. In addition, it will be this committee to whom a whistle blower will report.

●	Compensation Committee – Committee members – M. David*, T.M. Williams, C. Kalborg, and F. Curtis.
This committee will propose the appointment and remuneration of the Chief Executive Officer including salary, stock options, and bonuses.

* Indicates the Chairman of the Committee.

The Composition of the Committees will be elected at the first board meeting subsequent to the Annual Meeting.

14. AUDIT COMMITTEE INFORMATION

a)        Audit Committee charter

The Audit Committee charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board. A copy of the Mandate of the Audit Committee is attached to this Circular as Appendix “II”.

b)       Report of the Audit Committee

The Audit Committee has met and held discussions with management and the Company’s independent registered public accounting firm. Management represented to the Audit Committee that the Company’s consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the Company’s independent registered public accounting firm. The Audit Committee discussed with the Company’s independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 61. (Communications with Audit Committees)

The Audit Committee has received from its independent registered public accounting firm the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committee), relating to their independence, and the Audit Committee discussed with the independent auditors any relationships that may impact on the firm’s objectivity and independence and satisfied itself as to the auditors’ independence.

Based on the Audit Committee’s discussion with management and the Company’s independent registered public accounting firm and its review of the representation of management and the report of such independent registered public accounting firm to the Audit Committee, the Audit Committee recommended that the Board of directors include the Audited Financial Statements and the Management Discussion and Analysis for the year ended December 31, 2023.

C. Kalborg, F. Curtis, and M. David, members of the Audit Committee.

15. PARTICULARS OF MATTERS TO BE ACTED UPON

2024 Stock Option Plan

On November 24, 2021, the TSX Venture Exchange (“TSX-V”) updated its Policy 4.4 – Security Based Compensation of the TSX-V Corporate Financial Manual (“Policy 4.4”) with respect to the treatment of stock options and other securities based compensation for TSX-V listed issuers. In accordance with the updated policy, on August 20, 2024, the Board approved and adopted a new 10% “rolling” stock option plan (the “2024 Stock Option Plan”) that complies with the updated Policy 4.4. On October 1, 2024 the TSX-V conditionally approved the 2024 Option Plan, subject to the shareholders’ approval at the Annual Meeting. The 2024 Stock Option Plan, if approved by the shareholders at the Annual Meeting, will replace 2015 Stock Option Plan. Options granted under the 2015 Stock Option Plan will continue to be governed by the 2015 Stock Option Plan. The 2015 Stock Option plan will continue to exist until the stock options granted under the 2015 Stock Option are exercised, cancelled or expire. All new stock option grants will be made under the 2024 Stock Option Plan.

At the Annual Meeting, the Company will be asking its shareholders to consider, and if thought fit, pass with or without amendment, an ordinary resolution set forth below (the “Option Plan Resolution”), ratifying, confirming and approving the adoption of the 2024 Stock Option Plan, and reserving Common Shares from treasury for issuance under the 2024 Stock Option Plan.

The Company’s stock-based compensation program provides stock options that create a direct link between executive rewards and enhanced shareholder value, since the full benefit of this compensation element cannot be realized unless stock appreciation occurs over a number of years.

Particulars of the 2024 Stock Option Plan

A summary of the material terms of the 2024 Stock Option Plan is provided below. Please refer to Schedule B in this Management Information Circular for the full text of the 2024 Option Plan. This summary is qualified in its entirety by the full text of the 2024 Stock Option Plan. Unless otherwise specified, all capitalized terms used in the following summary have the same meanings as those given to such terms in the 2024 Stock Option Plan.

Eligible Participants:	Stock options shall be granted only to Directors, Officers, Employees, Management Company Employees or Consultants of the Company (or any of its subsidiaries) (“Eligible Participants”). Subject to the foregoing, the Board shall have full and final authority to determine the Eligible Participants who are to be allocated and granted stock options under 2024 Stock Option Plan. The Company and the Eligible Participant are responsible for ensuring and confirming that the Eligible Participant is a bona fide Eligible Participant.

Number of Shares Reserved:

The maximum number of Common Shares which may be issuable pursuant to outstanding stock options granted under the 2024 Stock Option Plan and any other “rolling up to 10%” plans adopted by the Company, from time to time, shall be equal to a maximum of 10% of the total number of issued and outstanding Common Shares calculated on the date a stock option is granted or issued.

The 2024 Stock Option Plan is an “evergreen” plan meaning any cancellation, expiration or exercise of stock options will, subject to the overall limit described above, make new grants available under the 2024 Stock Option Plan resulting in a reloading of the number of stock options available for grant.

Term of Options:	Stock options granted under the 2024 Stock Option Plan can be exercisable for a maximum of 10 years from the date of grant, or such other maximum amount of time as may be allowable under the TSX-V policies.

Maximum Options per Person:

Unless the Company has obtained Disinterested Shareholder Approval: (i) the number of Common Shares reserved for issuance to any one Eligible Participant pursuant to all Security Based Compensation Plans of the Company during any 12-month period may not exceed 5% of the issued and outstanding Common Shares at the time of grant; (ii) the maximum aggregate number of Common Shares that are issuable under all Security Based Compensation Plans of the Company awarded to Insiders as a group may not exceed 10% of the issued and outstanding Common Shares of the Company at any point in time; (iii) the maximum aggregate number of Common Shares that are issuable under all Security Based Compensation Plans of the Company awarded to Insiders as a group may not exceed 10% of the issued and outstanding Common Shares of the Company at the time of grant; and (iv) the maximum aggregate number of Common Shares that are issuable under all Security Based Compensation Plans of the Company granted or issued in any 12-month period to Insiders as a group may not exceed 10% of the issued and outstanding Shares of the Company at the date of grant.

The maximum aggregate number of Shares that are issuable under all Security Based Compensation Plans of the Company awarded to (i) any one Consultant; and (ii) all persons retained to perform Investor Relations Activities for the Company, may not exceed 2% of the issued and outstanding Shares of the Company, in any twelve-month period, calculated at the Award Date.

Termination of Stock Option:	In the event of the death of an Eligible Participant the stock options held by such Eligible Participant will be exercisable for the lesser of (i) expiry of the stock options; and (ii) 12 months. Unless otherwise determined by the Board, if an Eligible Participant ceases to be an Eligible Participant for any reason, other than for cause or death, such Eligible Participant may exercise any stock option within the period that is 30 days from the period they cease to be an Eligible Participant. Where an Eligible Participant is terminated for cause, the stock options granted to such Eligible Participant shall immediately be cancelled. Unless otherwise determined by the Board or as otherwise agreed in any contract with any Eligible Participant which has been approved by the Board, if any Eligible Participant that is retained to perform Investor Relations Activities ceases to be an Eligible Participant, any options held by such Eligible Participant shall immediately be cancelled.
Exercise Price:	The exercise price of a stock option shall be set when such stock option is granted. The minimum exercise price per Common Share shall not be less than the “Discounted Market Price” (as defined in TSX-V Policy 1.1 – Interpretations) allowed by the TSX-V. Where the exercise price of a stock option is at a discount to Market Price or where otherwise required under the TSX-V Policies, all stock options and any Common Shares issued under such stock options exercised prior to the expiry of the Exchange Hold Period shall be legended with the Exchange Hold Period commencing on the date the stock options were granted. The exercise price will be expressed in Canadian Dollars.

Assignment:	Stock options may not be assigned or transferred other than to an Eligible Participant’s personal RRSP or RRIF accounts or a company wholly owned by an Eligible Participant. Any transfer or issuance to a personal RRSP, RRIF or wholly owned company will be subject to certain restrictions on transfer and control of those personal entities.

Exercise Restrictions:	The Board may attach restrictions relating to the exercise of any stock option, including vesting provisions. Any such restrictions shall be recorded on the applicable option certificate. Stock options issued to persons retained to perform Investor Relations Activities must vest in stages over at least twelve months with not more than one-quarter of the stock options vesting in any three-month period.

Administration:	The 2024 Stock Option Plan shall be administered by the Board, or an Administrator on the instructions of the Board or such committee of the Board formed in respect of matters relating to the 2024 Stock Option Plan.

Adjustments:	The 2024 Stock Option Plan contains provisions for adjustment in the number of Common Shares or other property issuable on exercise of stock options in the event of a share consolidation, split, reclassification or other relevant change in the Common Shares, or a rights offering, amalgamation, merger or other relevant change in the Company’s corporate structure, or any other relevant change in the Company’s capitalization. Notwithstanding the provisions of the 2024 Stock Option Plan, upon the occurrence of a consolidation, reorganization, merger, amalgamation, statutory arrangement or other arrangement, the Board shall have the discretion to accelerate the vesting provisions of the stock options such that the stock options shall be immediately exercisable and terminate immediately before the occurrence of such transaction.

Amendment and Termination of, and Amendments to, the 2024 Stock Option Plan:

The Board may at any time, and from time to time, and without shareholder approval, amend the 2024 Stock Option Plan to fix typographical errors or to clarify the existing provisions of the 2024 Stock Option Plan that do not substantively alter the scope, nature and intent of the provisions; or terminate the 2024 Stock Option Plan. Except as described below, any other amendment shall require the approval of the TSX-V.

Notwithstanding the foregoing and any TSX-V approval to an amendment, the Company may not do any of the following without disinterested shareholder approval: (i) amend the percentage of Common Shares issuable under the 2024 Stock Option Plan; (ii) amend the limitations on stock options issuable to a single person; (iii) amend the provisions related to stock option pricing or the method for determining the exercise price of stock options; (iv) alter the definition of “Eligible Participant” or the Persons eligible to participate in the 2024 Stock Option Plan; (v) reduce the exercise price of any stock option issued under the 2024 Stock Option Plan issued to an insider; (vi) extend the expiry date of any stock option issued under the 2024 Stock Option Plan to an insider; or (vii) amend the expiry and termination provisions in the 2024 Stock Option Plan.

The Company may amend the terms of a stock option without the acceptance of the TSX-V in the following circumstances, (i) to reduce the number of Common Shares under stock option; (ii) to increase the exercise price of a stock option; or (iii) to cancel a stock option.

Option Plan Resolution

Pursuant to the requirements of the TSX-V, the 2024 Stock Option Plan must be approved by a simple majority of the votes cast by the shareholders at the Annual Meeting. At the Annual Meeting, shareholders will be asked to consider and, if thought fit, to pass, with or without modification, the following ordinary resolution:

“RESOLVED, as an ordinary resolution, that:

1.	the Company’s proposed 10% “rolling” stock option plan (the “2024 Stock Option Plan”) in substantially the form described in, and appended to, the Management Information Circular of the Company dated October 2, 2024, be and is hereby ratified, confirmed and approved subject to acceptance by the TSX Venture Exchange (the “TSX-V”), and shall thereafter continue and remain in effect until ratification is required pursuant to the rules of the TSX-V or other applicable regulatory requirements;

2.	the number of Common shares in the capital of the Company (“Common Shares”) reserved for issuance under the 2024 Stock Option Plan, together with the Company’s other security based compensation plans in existence from time to time, is 10% of the then issued and outstanding Common Shares;

3.	the Company be and is hereby authorized to grant stock options pursuant to and subject to the terms and conditions of 2024 Stock Option Plan to qualified directors, officers, employees, management company employees or consultants of the Company (or any of its subsidiaries);

4.	all unallocated stock options, rights or other entitlements available under the 2024 Stock Option Plan are hereby approved an authorized; and

5.	any one director or officer of the Company, for and on behalf of the Company, be and is hereby authorized to execute and deliver all documents and instruments and take all such other actions as may be necessary or desirable to implement this resolution and the matters authorized hereby (including to make any changes to the 2024 Stock Option Plan, if required by the TSX-V), such determination to be conclusively evidenced by the execution and delivery of any such documents and instruments and the taking of any such actions.”

An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy.

The Board of Directors unanimously recommends that you vote FOR in respect of the Option Plan Resolution. Unless otherwise specifically instructed, the persons whose name are printed on the enclosed Form of Proxy intend to vote at the Annual Meeting FOR in respect of the Option Plan Resolution.

16. DIVERSITY

Federal distributing corporations, including venture issuers, created under the Canada Business Corporations Act (CBCA) must disclose information to their shareholders on the diversity of their boards of directors and senior management teams.

A corporation’s senior management team includes any of the following;

●	chair and vice-chair of the board of directors
●	president of the corporation
●	chief executive officer and chief financial officer
●	vice-president in charge of a principal business unit, division or function, including sales, finance or production
●	anyone who performs a policy-making function within the corporation.

Corporations have to report on the representation of four (4) designated groups defined in the Employment Equity Act, on their board of directors and senior management teams;

●	Women
●	Indigenous peoples (First Nations, Inuit and Métis)
●	Members of visible minorities, and
●	Persons with disabilities.

The diversity information disclosed in this document reflects the Company’s situation as of October 2, 2024.

The Company is in the opinion that diversity in the workplace makes good business sense and can help advance its goals.

Term limits for directors or other mechanisms of board renewal

The Company has not adopted term limits (either in age or a tenure limit) for directors or other mechanisms of board renewal for the following reasons;

●	the By-laws of the Company do not specifically allow for tenure limits, and
●	setting age limit could be seen as a discriminative measure

Written policy relating to the identification and nomination of directors from the designated groups

The Company’s has not adopted a written policy relating to the identification and nomination of directors from the above-mentioned designated groups for the following main reason;

●	the Company’s approach in the identification and nomination of directors is to pick the best candidate available, regardless of race, physical appearance, age or sex.

Consideration of the level of representation of designated groups

The board of directors or its nominating committee does not consider the level of representation of the above-mentioned designated groups on the board or among senior management for the following main reason;

●	in the view of the Company, considering the level of representation of the above-mentioned designated groups is in conflict with its approach to appoint or hire the best available candidate regardless of race, physical appearance, age or sex.

Total number of directors on the board of directors and senior management members

Board of directors	6
Senior management	2

Representation of designated groups on the board of directors

Designated groups	Number	Percentage
Women	1	16.67%
Indigenous peoples	0	0%
Members of visible minorities	0	0%
Persons with disabilities	0	0%
Number of individuals that are members of more than one designated group	0	0%

Representation of designated groups among senior management team

Designated groups	Number	Percentage
Women	0	0%
Indigenous peoples	0	0%
Members of visible minorities	0	0%
Persons with disabilities	0	0%
Number of individuals that are members of more than one designated group	0	0%

17. OTHER BUSINESS

Management of the Company knows of no matters or amendments or changes to the Notice of Meeting, nor of any matters which are not known to management to be discussed other than those referred to in the Notice. However, if any amendments, changes, or other matters should properly come before the Meeting, the enclosed Form of Proxy gives discretionary authority to the persons named therein to vote on these matters as they may deem advisable.

18. ADDITIONAL INFORMATION

Transfer Agent

Computershare Investor Services Ltd. located at Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Canada, is the transfer agent for the shares of Common Stock of the Company.

Voting

A shareholder may vote their shares via telephone by calling: 1-866-732-VOTE (8683) Toll Free or via the internet at www.investorvote.com. To vote by telephone or internet you will need your control number listed on the proxy card.

Additional information

Additional information relating to the Company is available on SEDAR at https://www.sedarplus.ca, Edgar on the http://www.sec.gov and on the Company’s website https://investor.kidoz.net. Financial information relating to the Company is provided in the Company’s consolidated audited financial statements for the year ended December 31, 2023 and the related management’s discussion and analysis (the “MD&A”). Shareholders who wish to obtain a free copy of the Consolidated Audited Financial Statements and MD&A of the Company may contact the Company at Pacific Centre: Suite 1500, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6, Canada or email henry@kidoz.net, Attention: H. Bromley, CFO

KIDOZ INC.

By Order of the Board of Directors

/s/ “J. M. Williams”
J. M. Williams
Chief Executive Officer

Vancouver, Canada
October 2, 2024

SCHEDULE “A”

KIDOZ INC.

Disclosure of Corporate Governance Practices

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

1. Board of Directors

Disclose the identity of the directors who are independent.

Of the six proposed members of the Board of Directors, three members are considered by the Board to be independent Directors. In reaching this conclusion, the Board of Directors took the view that C. Kalborg, F. Curtis, and M. David are independent directors.

Disclose the identity of directors who are not independent and describe the basis for that determination.

T. M. Williams, the Chairman of the Company, J. M. Williams, the CEO, and Eldad Ben Tora President and GM of EMEA and Prado are members of management and, accordingly, are not considered to be independent of the Company.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction, identify both the director and the other issuer.

Mr. J. M. Williams is a Non-Executive Director of Adventurebox Technology AB (publ).

Mr. C. Kalborg is a Non-Executive Director of Fragbite, LL Games, and Adventurebox Technology AB (publ).

There is no other director who is a director of any other issuer.

2. Board Mandate

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board of Directors is responsible for supervising the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board of Directors has adopted a written mandate to formalize its oversight responsibilities, a copy of which is attached to this circular as Appendix “I”. The Board of Directors’ mandate is fulfilled in part through its standing Audit Committee, Corporate Governance and Compensation Committee. The Board discharges its responsibilities directly and indirectly through these three standing committees and acts with a view to the best interests of the Company and its shareholders with the primary objective of creating value for its shareholders commensurate with a recognition of the Company’s obligations to its other stakeholders including its licensors and employees.

At no less than quarterly meetings, the members of the Board (i) review and discuss operational, financial and other reports which they have received in advance of the meeting; (ii) receive reports from the Chief Executive Officer; (iii) discuss issues and developments relating to current Company business; (iv) receive and discuss reports from the committees of the Board; and (v) approve and make such recommendations as are appropriate and required. In addition, at least once a year the Board reviews the annual business plan of the Company.

All major decisions involving material contracts, acquisitions, divestitures, significant capital expenditures, investments and strategic alliances are subject to approval by the Board. As well, any decisions concerning the Company’s capital, the issue, appointments to Board committees and the approval of all continuous and public disclosure documents are made by the Board.

In fulfilling its mandate, the Board of Directors, directly or through one of its committees, is responsible for the following:

●	The adoption of a strategic planning process for the Company;

●	The identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems and management of these risks by undertaking thorough reviews of operations, sales, marketing reports, Audit Committee reports and findings of the Company’s external auditors to identify the principal risks to the Company’s business;

●	Succession planning for the Company including the appointment, training and monitoring of senior management; and

●	The integrity of the Company’s internal control and management information systems.

Page A - 1

3. Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly described how the board delineates the role and responsibilities of each such position.

Pursuant to the Board’s written mandate, the Board is responsible for developing position descriptions for the Chair of the Board and the chair of each Board committee:

●	Chairman of the Board

The Chairman of the Board is responsible for overseeing the performance by the Board of its duties, for communicating periodically with Committee chairs regarding the activities of their respective Committees, for assessing the effectiveness of the Board as a whole as well as individual Board members and for overseeing the management of the Company’s business.

●	Chairman of the Audit Committee

The Chairman of the Audit Committee is responsible for overseeing the performance by the Audit Committee of its duties, for assessing the effectiveness of the Audit Committee and individual committee members and for reporting periodically to the Board.

●	Chairman of the Corporate Governance

The Chairman of the Corporate Governance Committee is responsible for overseeing the performance by the Corporate Governance Committee of its duties, for assessing the effectiveness of the Corporate Governance Committee and individual committee members and for reporting periodically to the Board.

●	Chairman of the Compensation Committee

The Chairman of the Compensation Committee is responsible for overseeing the performance by the Compensation Committee of its duties, for assessing the effectiveness of the Compensation Committee and individual committee members and for reporting periodically to the Board.

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the roles and responsibilities of the CEO.

The Company’s Chief Executive Officer is the principal officer of the Company and is charged with the responsibility for managing the strategic and operational agenda of the Company and for the execution of the directives and policies of the Board of Directors. The roles and responsibilities of the Chief Executive Officer include, among other things:

●	developing, together with the Board of Directors, the Company’s strategic direction;

●	directing the overall business operations of the Company;

●	ensuring that the Board of Directors is kept appropriately informed of the overall business operations of the Company and major issues facing the Company;

●	having responsibility for the day-to-day operations of the Company, including the annual planning process, capital management, financial management, acquisitions, divestitures, etc., all of which must be accomplished within the strategic framework of the Company established by the Board of Directors;

●	representing the Company to its major shareholders, including investment and financial communities, governments, customers and the public;

●	bringing the following material decisions to the Board of Directors for their review and approval: (i) disposition of assets other than in the ordinary and normal course of business; (ii) acquisition of assets or the assumption of any commitment, obligation or liability other than in the ordinary and normal course of business; (iii) issuance or sale of securities of the Company; (iv) redemption or repurchase of securities of the Company; (v) declaration or payment of a dividend or other distribution in respect of any securities of the Company; (vi) any transaction, contract, agreement, undertaking or arrangement with a person with whom the Company does not act at arm’s length; and (vii) any other transaction, contract, agreement, undertaking, commitment or arrangement, not in the ordinary and normal course of business which is or would be material in relation to the Company; and

●	presenting to the Board of Directors any material business issues resulting from communications with shareholders.

Page A - 2

4. Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding.

i.	The role of the board, its committees and its directors; and

ii.	The nature and operation of the issuer’s business.

No formal orientation program has been developed by the Board. However, new directors have the opportunity to meet with and participate in work sessions with senior management to obtain insight into the operations of the Company. It is expected that new directors will generally have been executives with extensive business or other senior level experience and have directorship responsibilities on other public and private company boards and institutions. Orientation for these individuals is provided through a review of past Board of Director materials and other private and public documents concerning the Company. Given the level of experience of those joining the Board and the relatively short history of the Company, a formal orientation and education program has not been viewed as necessary.

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Company has no formal policy of providing professional development courses to Board members, though educational sessions are occasionally presented to the Board by the Company’s outside advisors. Board members are experienced business people with in-depth knowledge of the industry in which the Company operates. The Company will engage consultants on an as-needed basis to make presentations to the Board on matters relevant to the Company.

5. Ethical Business Conduct

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code disclose how a person or company may obtain a copy of the code;

On December 21, 2006, the Board adopted a new Code of Business Conduct and Ethics (the “Code”), which applies to the Company’s directors, officers and employees. The Code was adopted to further strengthen the Company’s internal compliance program. The Code addresses among other things, honesty and integrity, fair dealing, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, and administration of the code. The code is available at the Company’s website at https://investor.kidoz.net in the Corporate section under Corporate Governance. A copy of our Code of Ethics is available upon request at no charge to any shareholder.

Describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code;

The Board is ultimately responsible for the implementation and administration of the Code of Business Conduct and Ethics and, given the nature and size of the Company, the Board is of the view that it can effectively monitor the day-to-day implementation and administration of the Code.

Provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There are no such reports.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

A director or officer of the Company must declare the nature of any interest that he or she has in a material contract, whether made or proposed, with the Company. Following such a declaration, Board members will abstain from voting on any resolution in which they may have a potential conflict of interest.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board monitors management on a regular basis. The Company is dedicated to the maintenance of good corporate governance and ethical business conduct. In particular, the Board takes special efforts, and engages outside counsel where necessary, to ensure that all legal and stock exchange requirements are addressed in a timely and effective manner. The Board is responsible for ensuring the independent functioning of the Board and ensuring the integrity of the Company’s internal control and management function.

6. Compensation

Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Compensation Committee recommends compensation policies to the Board and sets the compensation of the Chief Executive Officer of the Company. The Committee’s guiding philosophy is to establish executive compensation based on corporate performance.

Page A - 3

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The mandate of the Compensation Committee is to establish and monitor the Company’s policies for attracting, retaining, developing and motivating senior employees. The compensation policies are designed to support the Company’s strategic objectives, ensure that incentive programs are designed to motivate senior managers to achieve or exceed corporate objectives and to enhance shareholder value and to ensure that there is reasonable consistency in the application of the compensation policies. The Company’s responsibilities include reviewing annually the performance of the Chief Executive Officer (or more frequently if deemed necessary by the Compensation Committee), setting the Chief Executive Officer’s compensation and, in consultation with the Chief Executive Officer, establishing his personal objectives, reviewing the performance and approving the compensation of executive officers of the Company on the recommendation of the Chief Executive Officer, establishing incentive compensation programs and monitoring their effectiveness and developing and documenting the compensation policy and philosophy of the Company for approval by the Board of Directors.

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the Issuer, state that fact and briefly describe the nature of the work.

Not Applicable.

Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board’s three standing committees are the Audit Committee, the Corporate Governance Committee, and the Compensation Committee. The Audit Committee has a written mandate, a copy of which is attached hereto as Appendix II.

7. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe dhow the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board of Directors as a whole annually reviews and assesses its effectiveness and the effectiveness of the Board committees.

Page A - 4

APPENDIX “I”

KIDOZ INC.

Mandate of the Board of Directors

Introduction

The term “Company” herein shall refer to Kidoz Inc. And the term “Board” shall refer to the board of directors of the Company. The Board is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the foregoing enhances and preserve the underlying value of the Company.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Company as a whole must be paramount at all times.

Duties of Directors

The Board discharges its responsibility for overseeing the management of the Company’s business and delegates responsibility to the Company’s senior officers for day-to-day management of the Company. The Board discharges its responsibilities, including those listed below, either directly or through one of its committees: the Audit Committee, the Corporate Governance Committee and the Compensation Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. In addition to the Board’s primary roles of overseeing corporate performance and providing quality, depth and continuity of management to meet the Company’s strategic objectives, principal duties include, but are not limited to, the following categories:

Appointment of Management

1. The Board has the responsibility for approving the appointment of Chief Executive Officer (“CEO”) and all other senior management, and approving their compensation, following a review of the recommendations of the Corporate Governance Committee and the Compensation Committee. To the extent feasible, the Board shall satisfy itself as to the integrity of the executive officers and that the executive officers create a culture of integrity throughout the Company.

2. The Board from time to time delegates to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits and material transactions outside the ordinary course of business are reviewed by and subject to the prior approval of the Board.

3. The Board oversees that succession planning programs are in place, including programs to appoint, train, develop and monitor management.

Board Organization

4. The Board will respond to recommendations received from the Audit Committee, the Corporate Governance Committee and the Compensation Committee, but retains the responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

5. The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

Strategic Planning

6. The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the business and its objectives and goals.

7. The Board is responsible for adopting a strategic planning process and approving and reviewing, on at least an annual basis, the business, financial and strategic plans by which it is proposed that the Company may reach those goals, and such strategic plans will take into account, among other things, the opportunities and risk of the business.

8. The Board has the responsibility to provide input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

Monitoring of Financial Performance and Other Financial Reporting Matters

9. The Board is responsible for enhancing congruence between shareholder expectations, corporate plans and management performance.

10. The Board is responsible for:

(a) adopting processes for monitoring the Company’s progress toward its strategic and operational goals, and to revise and alter its direction to management in light of changing circumstances affecting the Company; and

Page I - 1

(b) taking action when Company performance falls short of its goals or other special circumstances warrant.

11. The Board shall be responsible for approving the audited financial statements, interim financial statements and the notes and Management’s Discussion and Analysis accompanying such financial statements.

12. The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Company’s governing statute, including the payment of dividends, issuance, purchase and redemptions of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

Risk Management

13. The Board has responsibility for the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company’s shareholders.

14. The Board is responsible for the Company’s internal control and management information systems.

Policies and Procedures

15. The Board is responsible for:

(a) developing the Company’s approach to corporate governance, including developing a set of corporate governance guidelines for the Company and approving and monitoring compliance with all significant policies and procedures related to corporate governance; and

(b) approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards.

16. The Board enforces its policy respecting confidential treatment of the Company’s proprietary information and Board deliberations.

Communications and Reporting

17. The Board is responsible for:

(a) overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

(b) overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

(c) taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;

(d) reporting annually to shareholders on its stewardship for the preceding year; and

(e) overseeing the Company’s implementation of systems which accommodate feedback from stakeholders.

Position Descriptions

18. The Board is responsible for:

(a) developing position descriptions for the Chair of the Board, the chair of each Board committee and the CEO (which will include delineating management’s responsibilities);

(b) approving the corporate goals and objectives that the CEO is responsible for meeting; and

(c) developing a description of the expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

Orientation and Continuing Education

19. The Board is responsible for:

(a) ensuring that all new directors receive a comprehensive orientation, that they fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including the commitment of time and resources that the Company expects from its directors) and that they understand the nature and operation of the Company’s business; and

(b) providing continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Company’s business remains current.

Page I - 2

Nomination of Directors

20. In connection with the nomination or appointment of individuals as directors, the Board is responsible for:

(a) considering what competencies and skills the Board, as a whole, should possess;

(b) assessing what competencies and skills each existing director possesses; and

(c) considering the appropriate size of the Board, with a view to facilitating effective decision making.

In carrying out each of these responsibilities, the Board will consider the advice and input of the Corporate Governance Committee.

Board Evaluation

21. The Board is responsible for ensuring that the Board, its committees and each individual director are regularly assessed regarding his, her or its effectiveness and contribution. An assessment will consider, in the case of the Board or a Board committee, its mandate or charter and in the case of an individual director, any applicable position description, as well as the competencies and skills each individual director is expected to bring to the Board.

Annual Review

The Chairman of the Board together with the lead director, if any, shall be responsible for overseeing the performance by the Board of its duties, for communicating periodically with the Committee chairs regarding the activities of their respective Committees, for assessing the effectiveness of the Board as a whole as well as individual Board members and for overseeing the management of the Company’s business.

Page I - 3

APPENDIX “II”

KIDOZ INC.

Mandate of the Audit Committee

1. General

The board of directors (the “Board”) of Kidoz Inc. (the “Company”) has delegated the responsibilities, authorities and duties described below to the audit committee (the “Audit Committee”). For the purpose of these terms of reference, the term “Company” shall include the Company and its subsidiaries.

The Audit Committee shall be directly responsible for overseeing the accounting and financial reporting processes of the Company, the fraud programs and controls, and audits of the financial statements of the Company. The Audit Committee shall also be directly responsible for the appointment, compensation, and oversight of the work of any registered external auditor employed by the Company (including resolution of disagreements between management of the Company and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. In so doing, the Audit Committee will comply with all applicable Securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

2. Members

The Audit Committee shall be composed of a minimum of three members. Members of the Audit Committee shall be appointed by the Board. Each member shall serve until such member’s successor is appointed, unless that member resigns or is removed by the Board or otherwise ceases to be a director of the Company. The Board shall fill any vacancy if the membership of the Committee is less than three directors. The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership.

All members of the Audit Committee must satisfy the independence, financial literacy and experience requirements of applicable Securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular:

(a) each member shall be “independent” and “financially literate” or “financially sophisticated”.

(b) at least one member must be an “audit committee financial expert” within the meaning of that term under the United States Securities Exchange Act of 1934, as amended, and the rules adopted by the United States Securities and Exchange Commission thereunder.

3. Meetings

The Audit Committee shall meet at least quarterly at such times and at such locations as the Chair of the Audit Committee shall determine, provided that meetings shall be scheduled so as to permit the timely review of the Company’s quarterly and annual financial statements and related management discussion and analysis. The external auditor or any two members of the Audit Committee may also request a meeting of the Audit Committee.

The Chair of the Audit Committee shall hold in camera sessions of the Audit Committee, without management present, at every meeting.

The Audit Committee shall submit the minutes of all meetings to the Board, and when requested to, shall discuss the matters discussed at each Audit Committee meeting with the Board.

4. Committee Charter

The Audit Committee shall have a written charter that sets out its mandate and responsibilities and the Audit Committee shall review and reassess the adequacy of such charter at least annually or otherwise, as it deems appropriate, and propose recommended changes to the Board.

5. Duties of the Audit Committee:

The Audit Committee shall have the following duties:

Financial Information and Reporting

1. The Audit Committee shall review with management and the external auditor, and recommend to the Board for approval, the annual and interim financial statements of the Company and related financial reporting, including management’s discussion and analysis and earnings press releases.

2. The Audit Committee shall review with management and the external auditor, and recommend to the Board for approval, any financial statements of the Company which have not previously been approved by the Board and which are to be included in a prospectus or other public disclosure document of the Company.

3. The Audit Committee shall consider and be satisfied that adequate policies and procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements (other than disclosure referred to in clause (a)(i) above), and periodically assess the adequacy of such procedures.

Page II - 1

Internal Controls

4. The Audit Committee shall review, as appropriate, the Company’s internal system of audit controls and the results of internal audits.

5. The Audit Committee shall establish procedures for the receipt, retention and treatment of any complaint regarding accounting, internal accounting controls or auditing matters; and the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

6. The Audit Committee shall oversee the assessment of fraud risk performed by management.

External Auditors

7. The Audit Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

8. The external auditor shall report directly to the Audit Committee and the Audit Committee should have a clear understanding with the external auditor that such external auditor must maintain an open and transparent relationship with the Audit Committee, and that the ultimate accountability of the external auditor is to the shareholders of the Company.

9. The Audit Committee shall recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and the compensation of the external auditor.

10. The Audit Committee will ensure the rotation of partners on the audit engagement team of the external auditor in accordance with applicable law.

11. The Audit Committee shall meet with the external auditor, as the Audit Committee may deem appropriate, to consider any matter which the Audit Committee or external auditor believes should be brought to the attention of the Board or the shareholders of the Company.

12. The Audit Committee shall meet with the external auditor, as the Audit Committee may deem appropriate to review and discuss a report from the external auditor at least quarterly regarding:

(a) All critical accounting policies and practices to be used

(b) The potential for fraud

(c) All alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor, and

(d) Other material written communications between the external auditor and management, such as any management letter or schedule of unadjusted differences.

Pre-Approval of Non-Audit Services

13. The Audit Committee shall pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor.

Complaints procedure

14. The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

15. The Audit Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

Reporting

16. The Audit Committee shall report regularly to the Board about any issues that arise with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance and independence of the external auditor, or the internal audit function.

6. Authority to engage independent counsel and advisors

The Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, to set and pay the compensation for any advisors employed by the audit committee, and to communicate directly with the internal and external auditors.

The Company shall provide appropriate funding, as determined by the Audit Committee, in its capacity as a committee of the board of directors, for payment of compensation (a) to the external auditors employed by the issuer for the purpose of rendering or issuing an audit report, and (b) to any advisers employed by the Audit Committee.

Page II - 2

SCHEDULE B

KIDOZ INC.

Suite 1500, 701 West Georgia Street

Vancouver, BC

V7Y 1C6

Canada

Telephone: (888) 374-2163

Fax: (604) 694-0300

ARTICLE I

DEFINITIONS AND INTERPRETATION

1.1 DEFINITIONS

As used herein, unless anything in the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

“Administrator” means such director or other senior officer, or employee of the Company as may be designated as Administrator by the Board from time to time;

“Award Date” means the date on which the Board grants a particular Option;

“Board” means the Board of Directors of the Company, and, where applicable, includes a committee of the Board authorized to administer this Plan pursuant to section 5.1 hereof;

“Company” means Kidoz Inc. and any Subsidiary thereof, as the context requires;

“Consultant” has the meaning given to such term in TSXV Policy 4.4;

“Director” has the meaning given to such term in TSXV Policy 4.4;

“Discounted Market Price” means the Market Price less the maximum discount permitted under the TSXV Policies applicable to Options;

“Disinterested Shareholder Approval” has the meaning given to “disinterested Shareholder approval” in section 5.3 of TSXV Policy 4.4;

“Eligible Participant” means a Director, Officer, Employee, Management Company Employee or Consultant of the Company or its Subsidiaries and, as context requires, shall include a company that is wholly owned by an individual Eligible Participant;

“Employee” has the meaning given to such term in TSXV Policy 4.4;

“Exchange” means the TSX Venture Exchange;

“Exchange Hold Period” has the meaning given to such term in TSXV Policy 1.1;

“Exercise Notice” means the notice respecting the exercise of an Option, in the form set out as Schedule “B” hereto, duly executed by the Option Holder;

“Exercise Period” means the period during which a particular Option may be exercised, being the period from and including the Award Date through to and including the Expiry Date;

“Exercise Price” means the price at which an Option may be exercised as determined in accordance with section 3.6 hereof;

“Expiry Date” means the date determined in accordance with section 3.3 hereof and after which a particular Option cannot be exercised;

“Insider” has the meaning given to such term in TSXV Policy 1.1;

“Investor Relations Activities” has the meaning given such term in TSXV Policy 1.1 and for purpose of this Plan, persons retained to perform Investor Relations Activities shall include any Consultant that performs Investor Relations Activities and any Employee, Management Company Employee, Officer or Director whose role and duties primarily consist of Investor Relations Activities;

“Management Company Employee” has the meaning given to such term in TSXV Policy 4.4;

“Market Price” has the meaning given to such term in TSXV Policy 1.1;

“Officer” has the meaning given such term in TSXV Policy 4.4;

“Option” means an option to acquire Shares, awarded to a Director, Employee or Consultant pursuant to this Plan;

“Option Certificate” means the certificate, substantially in the form set out as Schedule “A” hereto, evidencing an Option;

“Option Holder” means a current or former Director, Employee or Consultant who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such person;

“Personal Representative” means (i) in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and (ii) in the case of an Option Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder;

“Plan” means the Company’s stock option plan as embodied herein and as from time to time amended;

“Securities Act” means the Securities Act (British Columbia);

“Security Based Compensation Plan” has the meaning given to such term in TSXV Policy 4.4, which when used to refer to such plans of the Company, includes this Plan.

“Share” or “Shares” means, as the case may be, one or more common shares without par value in the capital of the Company;

“Subsidiary” has the meaning given to such term in National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”), and any instrument in amendment thereto or replacement thereof;

“TSXV Policies” means the policies included in the TSX Venture Exchange Corporate Finance Manual and “TSXV Policy” means any one of them, as such policies may be amended, supplemented or replaced from time to time;

“TSXV Policy 1.1” means Policy 1.1 – Interpretation of the TSXV Policies, as may be amended, supplemented or replaced from time to time; and

“TSXV Policy 4.4” means Policy 4.4 – Security Based Compensation of the TSXV Policies, as may be amended, supplemented or replaced from time to time.

1.2 HEADINGS

The headings used herein are for convenience only and are not to affect the interpretation of this Plan.

ARTICLE II

PURPOSE AND PARTICIPATION

2.1 PURPOSE

The purpose of this Plan is to provide the Company with a Share-related mechanism to attract, retain and motivate Eligible Participants, to reward such of those persons by the grant of options under this Plan by the Board from time to time for their contributions toward the long term goals of the Company and to enable and encourage such persons to acquire Shares as long term investments. It is the intention of the Company that this Plan will at all times be in compliance with TSXV Policies and any inconsistencies between this Plan and TSXV Policies will be resolved in favour of the latter.

2.2 PARTICIPATION

The Board shall, from time to time, in its sole discretion determine those Eligible Participants, if any, to whom Options are to be awarded, provided that each such person is an Eligible Participant at the Award Date. If the Board elects to award an Option to an Eligible Participant, the Board shall, in its sole discretion but subject to the limitations of this Plan or any regulatory or stock exchange requirement, determine the number of Shares to be acquired on the exercise of such Option and the terms and conditions attached to any grant of Options under this Plan. For greater certainty, Options granted under this Plan shall be for the purchase of Shares only, and for no other security. If the Board elects to award an Option to an Eligible Participant, the number of Shares to be acquired on the exercise of such Option shall be determined by the Board in its sole discretion, and in so doing the Board may take into account various criteria, including the following:

(a)	the person’s remuneration as at the Award Date in relation to the total remuneration payable by the Company to all of its Employees and Consultants as at the Award Date;

(b)	the length of time that the person has provided services to the Company; and

(c)	the nature and quality of work performed by the person.

The Company and the Eligible Participant are responsible for ensuring and confirming that the Participant is a bona fide Eligible Participant.

2.3 NOTIFICATION OF AWARD

Following the approval by the Board of the awarding of an Option, the Administrator shall notify the Option Holder in writing of the award and shall enclose with such notice the Option Certificate representing the Option so awarded, which Option Certificate shall evidence the grant of the Option under this Plan. The Company shall also forward to the Option Holder, in addition to the Option Certificate, a copy of this Plan (on the first grant of an Option) and any other documentation that may be required by applicable law, stock exchange or regulatory requirements.

2.4 LIMITATION

This Plan does not give any Option Holder the right to serve or continue to serve as a Director, Officer, Employee, Management Company Employee or Consultant of the Company.

2.5 NO RIGHTS PRIOR TO EXERCISE

An Option Holder shall have no rights whatsoever as a shareholder in respect of any Shares, including any right to receive dividends or other distributions therefrom or thereon, other than in respect of Shares in respect of which the Option Holder shall have exercised the Option to purchase hereunder and which the Option Holder shall have actually taken up and paid for in full. For greater certainty, a holder of an Option under this Plan shall not be permitted to vote on any arrangement of the Company proposed to the holders of the Shares.

ARTICLE III

TERMS AND CONDITIONS OF OPTIONS

3.1 BOARD TO ALLOT SHARES

The Shares to be issued to Option Holders upon the exercise of Options shall be allotted and authorized for issuance by the Board (which for these purposes does not include a reference to a committee of the Board) prior to the exercise thereof.

3.2 NUMBER OF SHARES

(a)	The maximum number of Shares issuable under this Plan shall not exceed 10% of the number of Shares of the Company issued and outstanding as of each Award Date, inclusive of all Shares presently reserved for issuance pursuant to previously granted stock options, unless shareholder approval is obtained in advance in accordance with section 6.5 hereof.

(b)	Options that have been cancelled or that have expired without being exercised in full shall continue to be issuable under this Plan. Subject to the provisions of section 6.5 hereof, Options that have been exercised will reduce the total number of Options available to be granted hereunder.

(c)	All Shares issued pursuant to the exercise of the Options granted under this Plan shall be so issued as fully paid and non-assessable Shares.

(d)	If the Company has any other Security Based Compensation Plan(s) that fall within the “rolling up to 10%” category under section 3.1(a) of TSXV Policy 4.4 (collectively, the “Rolling 10% Plans”), the number of Shares that are issuable pursuant to this Plan and such other Rolling 10% Plans in aggregate shall be equal to up to a maximum of 10% of the total number of Shares of the Company issued and outstanding as of each Award Date under any of such Rolling 10% Plans.

3.3 TERM OF OPTION

Subject to section 3.5, the Expiry Date of an Option shall be the date so fixed by the Board at the time the particular Option is awarded, provided that such date shall not be later than the tenth anniversary of the Award Date of the Option, or such other maximum amount of time as may be allowable under the TSXV Policies.

3.4 LIMITATIONS AND REQUIREMENTS

The following limitations apply to grants of Options under this Plan:

(a)	Unless the Company has obtained the requisite Disinterested Shareholder Approval:

(i)	the maximum aggregate number of Shares that are issuable under all Security Based Compensation Plans of the Company awarded to any one person in any twelve-month period shall not exceed 5% of the issued and outstanding Shares of the Company at the Award Date;
(ii)	the maximum aggregate number of Shares that are issuable under all Security Based Compensation Plans of the Company awarded to Insiders as a group shall not exceed 10% of the issued and outstanding Shares of the Company at any point in time;
(iii)	the maximum aggregate number of Shares that are issuable under all Security Based Compensation Plans of the Company awarded to Insiders as a group shall not exceed 10% of the issued and outstanding Shares of the Company at the Award Date; and
(iv)	the maximum aggregate number of Shares that are issuable under all Security Based Compensation Plans of the Company granted or issued in any 12-month period to Insiders as a group shall not exceed 10% of the issued and outstanding Shares of the Company at the Award Date.

(b)	The maximum aggregate number of Shares that are issuable under all Security Based Compensation Plans of the Company awarded to any one Consultant shall not exceed 2% of the issued and outstanding Shares of the Company at the Award Date.

(c)	The maximum aggregate number of Shares that are issuable under all Security Based Compensation Plans of the Company awarded to all persons retained to perform Investor Relations Activities for the Company shall not exceed 2% of the issued and outstanding Shares of the Company, in any twelve-month period, calculated at the Award Date.

3.5 TERMINATION OF OPTION

(a)	Death of an Eligible Participant. In the event of the death of an Eligible Participant during the term of the Eligible Participant’s Option, the Option theretofore granted to the Eligible Participant shall be exercisable within, but only within, the period of 12 months following the Eligible Participant’s death, and in no event after the expiry date of the Option.

(b)	Termination of Employment or Office. Subject to the discretion of the Board to determine otherwise (which for these purposes does not include a reference to a committee) or as otherwise agreed in any contract with any Eligible Participant which has been approved by the Board, and this section 3.5, if any Eligible Participant shall cease to be an Eligible Participant of, or to, the Company or its Subsidiary, for any reason, other than for cause or death, he or she may exercise any Option issued under this Plan that is then exercisable, but only within the period that is 30 days from the date that he or she ceases to be an Eligible Participant; provided that, in any case where the Board determines otherwise or as otherwise agreed in any contract with any Eligible Participant which has been approved by the Board, the exercise period of an Option held by a person who ceases to be an Eligible Participant shall not be longer than 12 months following the date such person ceased to be an Eligible Participant. In the event that an Eligible Participant ceases to be an Eligible Participant because of termination for cause or material violation of any agreement, the Options of the Eligible Participant not exercised at such time shall immediately be cancelled on the date of such termination and be of no further force or effect whatsoever notwithstanding anything to the contrary in this Plan. For the avoidance of doubt, if an Eligible Participant’s position with the Company or any Subsidiary changes from one of the said categories to another category or between the Company and any Subsidiary, such change shall not constitute termination, resignation or retirement for the purpose of this Plan.

(c)	Ceasing to Perform Investor Relations Activities. Notwithstanding (b) above, subject to the discretion of the Board to determine otherwise (which for these purposes does not include a reference to a committee) or as otherwise agreed in any contract with any Eligible Participant which has been approved by the Board, and this section 3.5, if any Eligible Participant that is a person retained to perform Investor Relations Activities shall cease to be an Eligible Participant of, or to, the Company or its Subsidiary, for any reason, the Options of the Eligible Participant not exercised at such time shall immediately be cancelled on the date of such termination and be of no further force or effect whatsoever notwithstanding anything to the contrary in this Plan; provided that, in any case where the Board determines otherwise or as otherwise agreed in any contract with any Eligible Participant which has been approved by the Board, the exercise period of an Option held by a person who ceases to be an Eligible Participant shall not be longer than 12 months following the date such person ceased to be an Eligible Participant.

(d)	Other. If any Eligible Participant shall cease to be an Eligible Participant for any reason other than provided for in this Section 12, the Options of the Eligible Participant not exercised at such time shall immediately be cancelled and be of no further force or effect whatsoever, unless otherwise determined by the Board.

3.6 EXERCISE PRICE

(a)	The Option exercise price per Share that is subject of any Option shall be fixed by the Board when such Option is granted.

(b)	The Option exercise price per Share shall not be less than the Discounted Market Price. If the Company does not issue a press release to fix the exercise price pursuant to TSXV Policy 4.4, the Discounted Market Price is the last closing price before the date of the grant less the applicable discount.

(c)	If the Exchange Hold Period is applicable, all Options and any Shares issued under such Options exercised prior to the expiry of the Exchange Hold Period shall be legended with the Exchange Hold Period commencing on the date the Options were granted.

(d)	The Board shall not set the exercise price of any Option on the basis of a Market Price which does not reflect material information of which the Directors and Officers of the Company are aware but which has not been generally disclosed to the public.

(e)	The Option price per share will be expressed in Canadian dollars.

3.7 ASSIGNMENT AND TRANSFER OF OPTIONS

Except as otherwise provided in an Eligible Participant’s Option Certificate at the time of grant or thereafter by the Board and pursuant to TSXV Policy 4.4, an Option granted under this Plan may not be sold, transferred, pledged, monetized, assigned, or otherwise alienated or hypothecated except to an individual Eligible Participant’s RRSP or RRIF, provided that the Participant is, during the Participant’s lifetime, the sole beneficiary of the RRSP or RRIF or a company that is wholly owned by an individual Participant provided that such company has complied with the requirements of section 2(c) of TSXV Policy 4.4.

3.8 PAYROLL WITHHOLDING

If the Company is required under the Income Tax Act (Canada) or any other applicable law to make source deductions in respect of employee stock option benefits and to remit to the applicable governmental authority an amount on account of tax on the value of the taxable benefit associated with the issuance of Common Shares on exercise of Options, then the Option Holder shall:

(a)	pay to the Company, in addition to the exercise price for the Options, sufficient cash as is reasonably determined by the Company to be the amount necessary to permit the required tax remittance;

(b)	authorize the Company, on behalf of the Option Holder, to sell in the market on such terms and at such time or times as the Company determines a portion of the Common Shares being issued upon exercise of the Options to realize cash proceeds to be used to satisfy the required tax remittance; or

(c)	make other arrangements acceptable to the Company to fund the required tax remittance.

3.10 EXERCISE RESTRICTIONS

The Board may, at the time an Option is awarded, attach restrictions relating to the exercise of the Option, including vesting provisions. Any such restrictions shall be recorded on the applicable Option Certificate. Notwithstanding the foregoing, Options issued to persons retained to perform Investor Relations Activities must vest in stages over at least twelve months with not more than one-quarter of the Options vesting in any three-month period.

ARTICLE IV

EXERCISE OF OPTION

4.1 EXERCISE OF OPTION

An Option may be exercised only by the Option Holder or his or her Personal Representative. An Option Holder or his Personal Representative may exercise an Option in whole or in part, subject to any applicable exercise restrictions, at any time or from time to time during the Exercise Period up to 5:00 p.m. (Vancouver time) on the Expiry Date by delivering to the Administrator a completed Exercise Notice, the applicable Option Certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Option. Subject to section 3.5, any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of 5:00 p.m. (Vancouver time) on the Expiry Date.

4.2 ISSUE OF SHARE CERTIFICATES

As soon as practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Option Holder a certificate or direct registration statement for the Shares so purchased. If the number of Shares so purchased is less than the number of Shares subject to the Option Certificate surrendered, the Administrator shall forward a new Option Certificate to the Option Holder concurrently with delivery of the aforesaid share certificate for the balance of the Shares available under the Option.

4.3 CONDITION OF ISSUE

(a)	Notwithstanding anything to the contrary herein, the issue of Shares by the Company pursuant to the exercise of an Option is subject to this Plan and compliance with the laws, rules and regulations of all regulatory bodies applicable to the issuance and distribution of such Shares and to the listing requirements of any stock exchange or exchanges on which the Shares may be listed.

(b)	The Option Holder agrees to comply with all such laws, rules and regulations and agrees to furnish to the Company any information, report and/or undertakings required to comply with and to fully cooperate with the Company in complying with such laws, rules and regulations.

(c)	If any Shares cannot be registered, issued or delivered to any Eligible Participant, for whatever reason, the obligation of the Company to issue such Shares shall terminate and any Option exercise price paid to the Company shall be returned to such Eligible Participant without deduction or interest.

4.4 MONITORING OF TRADES

An Option Holder who is a person retained to perform Investor Relations Activities shall provide written notice to the Board of each of his trades of securities of the Company, within five business days of each trade.

ARTICLE V

ADMINISTRATION

5.1 ADMINISTRATION

This Plan shall be administered by the Board, or an Administrator on the instructions of the Board or such committee of the Board formed in respect of matters relating to this Plan. The Board or such committee may make, amend and repeal at any time and from time to time such regulations not inconsistent with this Plan as it may deem necessary or advisable for the proper administration and operation of this Plan and such regulations shall form part of this Plan. The Board may delegate to the Administrator or any Director, Employee or Officer of the Company such administrative duties and powers as it may see fit.

5.2 INTERPRETATION

The interpretation by the Board or its authorized committee of any of the provisions of this Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by any Option Holder. No member of the Board or any person acting pursuant to authority delegated by the Board hereunder shall be liable for any action or determination in connection with this Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

5.3 REQUIRED FILINGS AND PRESS RELEASE

(a)	The Board shall complete and file, in accordance with applicable law, or shall cause to be completed and filed, all notices, reports, filings or other documentation required by applicable law, regulatory requirement or stock exchange rule, in connection with a grant of Options or an issuance or purchase of Shares thereunder.

(b)	The Company shall issue a press release at the time of grant of, or amendment to, Options issued to Directors, Officers, or Insiders of the Company and persons retained to perform Investor Relations Activities on the date of grant or amendment.

ARTICLE VI

ADJUSTMENTS, AMENDMENTS AND TERMINATION

6.1 AMENDMENTS IN SHARES SUBJECT TO THIS PLAN

For the purposes of this section 6.1, any reference to the Board does not include a reference to a committee.

(a)	Subject to this section 6.1, the aggregate number and kind of shares or other securities available or issuable under this Plan shall be appropriately and equitably adjusted in the event of an arrangement, reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares or other securities of the Company.

(b)	If a bona fide offer (the “Offer”) for Shares is made to an Eligible Participant or to shareholders generally or to a class of shareholders which includes an Eligible Participant, which Offer, if accepted in whole or in part, would result in the offeror exercising control over the Company within the meaning of the Securities Act, then the Company shall, if instructed by the Board in its sole discretion, notify each Eligible Participant of the full particulars of the Offer. The Board will have the sole discretion to amend, abridge or otherwise eliminate any vesting terms, conditions or schedule so that despite the other terms of this Plan (except, without the prior approval of the Exchange, the vesting terms of Options granted to persons retained to perform Investor Relation Activities), any Options granted under this Plan may be exercised in whole or in part by Eligible Participants so as to permit Eligible Participants to tender the Shares received upon the exercise of Options (the “Optioned Shares”) pursuant to the Offer. If:

(i)	the Offer is not complied with within the time specified therein;
(ii)	the Eligible Participant does not tender the Optioned Shares pursuant to the Offer; or
(iii)	all of the Optioned Shares tendered by the Eligible Participant pursuant to the Offer are not taken up and paid for by the offeror in respect thereof,

then, at the discretion of the Board, the Optioned Shares or, in the case of section 6.1(b)(ii), the Optioned Shares that are not taken up and paid for, shall be returned by the Eligible Participant and reinstated as authorized but unissued Shares and the terms of the Option as set forth in this Plan and the Option Certificate shall again apply to the Option. If any Optioned Shares are returned to the Company under this section 6.1, the Company shall refund the exercise price to the Eligible Participant for such Optioned Shares.

(c)	If there is a consolidation, reorganization, merger, amalgamation or statutory amalgamation or arrangement of the Company with or into another corporation, a separation of the business of the Company into two or more entities or a transfer of all or substantially all of the assets of the Company to another entity, at the discretion of the Board, upon the exercise of an Option under this Plan, the holder thereof shall be entitled to receive any securities, property or cash which the Eligible Participant would have received upon such consolidation, reorganization, merger, amalgamation, statutory amalgamation or arrangement, separation or transfer if the Eligible Participant had exercised his Option immediately prior to the applicable record date or event, as applicable, and the exercise price shall be adjusted as applicable by the Board, unless the Board otherwise determines the basis upon which such Option shall be exercisable, and any such adjustments shall be binding for all purposes of this Plan. Notwithstanding any other term of this Plan, the Board has the sole discretion to amend, abridge or eliminate any vesting terms (except, without the prior approval of the Exchange, the vesting terms of Options granted to persons retained to perform Investor Relation Activities), conditions or schedule or to otherwise amend the conditions of exercise so that any such Option may be exercised in whole or in part, conditionally or otherwise, by the Eligible Participant so as to entitle the Eligible Participant to receive any securities, property or cash which the Eligible Participant would have received upon such consolidation, reorganization, merger, amalgamation, statutory amalgamation or arrangement, separation or transfer if the Eligible Participant had exercised his, her or its Option immediately prior to the applicable record date or event and, if determined appropriate by the Board, any such Option not exercised or surrendered at the effective time or record date (as applicable) of such consolidation, reorganization, merger, amalgamation, statutory amalgamation or arrangement, separation or transfer will be deemed to have expired.

(d)	Notwithstanding any other provision of this Plan, any adjustment to an Option granted or issued under this Plan, except in relation to a consolidation or stock split (but, for greater certainty, including adjustments related to an amalgamation, merger, arrangement, reorganization, spinoff, dividend or recapitalization), is subject to the prior approval of the Exchange and to shareholder approval, where applicable.

6.2 AMENDMENTS AND TERMINATION

(a)	Subject to section 6.2(b), the Board (which for these purposes does not include a reference to a Committee) may at any time, and from time to time, and without shareholder approval, amend any provision of this Plan, that is an amendment to fix typographical errors or amendments to clarify the existing provisions of this Plan that do not substantively alter the scope, nature and intent of the provisions, or terminate this Plan. Any other amendment shall require the approval of the Exchange, except as provided in section 6.2(c).

(b)	Notwithstanding section 6.2(a) and any Exchange approval to an amendment, the Board (nor the Committee) shall not be permitted to amend:

(i)	section 3.2 in order to change the percentage of Common Shares issuable under this Plan;
(ii)	the limitations in section 3.4;
(iii)	the substance of section 3.6 in any manner;
(iv)	the method for determining the exercise price of Options;
(v)	the definition of “Eligible Participant” or the Persons eligible to participate in this Plan;
(vi)	the exercise price of any Option issued under this Plan to an Insider where such amendment has the effect of reducing the exercise price of such Option;
(vii)	the expiry date of any Option issued under this Plan to an Insider where such amendment would cause an extension to the original expiry date; or
(viii)	the expiry and termination provisions herein,

in each case without first having obtained Disinterested Shareholder Approval.

(c)	The Company may amend the terms of an Option without the acceptance of the Exchange in the following circumstances, but provided the Company issues a press release outlining the terms of the amendment:

(i)	to reduce the number of Shares under Option;
(ii)	to increase the exercise price of an Option; or
(iii)	to cancel an Option.

(d)	Any amendment or termination shall not alter the terms or conditions of any Option or impair any right of any holder of Options pursuant to any Option granted prior to such amendment or termination.

(e)	Notwithstanding the foregoing, this Plan will automatically terminate when, and if, any of the authorizations required to authorize this Plan shall cease.

ARTICLE VII

GENERAL

7.1 AGREEMENT

The Company and every person to whom an Option is awarded hereunder shall be bound by and subject to the terms and conditions of this Plan.

7.2 EFFECTIVE DATE

This Plan shall be established effective on the date that this Plan has been adopted by the Board (the “Effective Date”) provided, however, that while Options may be granted prior to the necessary regulatory, stock exchange and shareholder approvals, no Options shall be exercised in accordance with this Plan prior to it having received the necessary regulatory, stock exchange and shareholder approvals. If any Shares cannot be issued upon exercise for any reason, including, without limitation, the failure to obtain such approvals, then the obligation of the Company to issue such Shares shall terminate and any Option price paid by the holder of such Option to the Company shall be immediately refunded by the Company. Effective as of the Effective Date, this Plan shall replace and supersede the Company’s 2015 Stock Option Plan (the “Previous Plan”). Any Option granted pursuant to the Previous Plan shall continue to be governed by the provisions of the Previous Plan.

7.3 NO REPRESENTATION OR WARRANTY

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan.

7.4 EXPIRY OF OPTION

On the expiry date of any Option granted under this Plan, and subject to any extension of such expiry date permitted in accordance with this Plan, such Option shall forthwith expire and terminate and be of no further force or effect whatsoever, or as to the Shares in respect of which the Option has not been exercised.

7.5 SUPREMACY

To the extent there is any inconsistency between this Plan and TSXV Policies, the TSXV Policies shall prevail.

7.6 NOTICE

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid, or delivered by courier or by electronic transmission such as email addressed, if to the Company, to the head office of the Company, Attention: Henry Bromley; or if to a participant at his or her address as it appears on the books of the Company or in the event of the address of any such participant not so appearing, then to the last known address of such participant; or if to any other person, to the last known address of such person.

7.7 TIME OF ESSENCE

Time is of the essence of this Plan and of each notice hereunder. No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.

7.8 GOVERNING LAW

This Plan shall be construed in accordance with and be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

7.9 APPROVAL

(a)	Unless TSXV Policies otherwise provide, this Plan must receive the approval of shareholders at the annual general meeting of the Company for that year.

(b)	Where any shareholder approval required in this Plan is required to be Disinterested Shareholder Approval, such approval must be determined and calculated as required by TSXV Policies.

(c)	This Plan was initially approved by the Board on August 20, 2024.

[Remainder of page left intentionally blank]

APPENDIX - ISRAELI TAXPAYERS

to

KIDOZ INC. STOCK OPTION PLAN (2024)

1. SPECIAL PROVISIONS FOR ISRAELI TAXPAYERS

1.1 From and after the earliest date (the “Effective Date”) on which all corporate action required to be taken on the part of the Company to authorize and approve the inclusion of the provisions herein set out (this “Appendix”) in the Kidoz Inc. Stock Option Plan (2024) dated August 20, 2024 (the “Plan”), and to amend the Plan accordingly, has been taken, this Appendix shall be included in and shall form part of the Plan.

1.2 The provisions of this Appendix apply only to persons who are deemed to be residents of the State of Israel for tax purposes or who are otherwise subject to taxation in Israel with respect to Options granted pursuant to the Plan and/or Shares acquired upon exercise of such Options.

1.3 The purpose of this Appendix is to establish certain rules and limitations applicable to Options that may be granted under the Plan from time to time in compliance with the securities and other applicable laws currently in force in the State of Israel. Except as otherwise provided by this Appendix, all grants made pursuant to this Appendix shall be governed by the terms of the Plan. This Appendix is applicable only to grants made after the Effective Date. This Appendix complies with and is subject to the ITO and Section 102.

1.4 The Plan and this Appendix shall be read together. In any case of contradiction, whether explicit or implied, between the provisions of this Appendix and the provisions of the Plan, the provisions of this Appendix shall govern.

2. DEFINITIONS

Capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Plan; in particular, the terms “Options” and “Shares” shall have the meanings there assigned to them. The following additional definitions will apply to grants made pursuant to this Appendix:

“3(i) Option” means an Option which is subject to taxation pursuant to Section 3(i) of the ITO which has been granted to any person who is not an Eligible 102 Participant.

“102 Capital Gains Track” means the tax alternative set forth in Section 102(b)(2) of the ITO pursuant to which income resulting from the sale of Shares acquired upon exercise of Options is taxed as a capital gain.

“102 Capital Gains Track Grant” means a 102 Trustee Grant qualifying for the special tax treatment under the 102 Capital Gains Track.

“102 Ordinary Income Track” means the tax alternative set forth in Section 102(b)(1) of the ITO pursuant to which income resulting from the sale of Shares acquired upon exercise of Options is taxed as ordinary income.

“102 Ordinary Income Track Grant” means a 102 Trustee Grant qualifying for the ordinary income tax treatment under the 102 Ordinary Income Track.

“102 Trustee Grant” means an Option granted pursuant to Section 102(b) of the ITO and held in trust by a Trustee for the benefit of the applicable Participant, and includes both 102 Capital Gains Track Grants and 102 Ordinary Income Track Grants.

“Affiliate” means an “employing company” as defined in Section 102(a) of the ITO.

“Controlling Shareholder” of a company, as defined under Section 32(9) of the ITO, means a person who, prior to the grant of or as a result of the exercise of any option granted to that person to acquire shares of the company holds or would hold, directly or indirectly, in his name or with a relative (as defined in the ITO): (i) 10% of the outstanding shares of the company, (ii) 10% of the voting power of the company, (iii) the right to hold or purchase 10% of the outstanding equity or voting power of the company, (iv) the right to obtain 10% of the “profit” of the company (as defined in the ITO), or (v) the right to appoint a director of the company.

“Election” means the Company’s choice of the type (as between capital gains track or ordinary income track) of 102 Trustee Grants it will make under the Plan, as filed with the ITA.

“Eligible 102 Participant” means a person who is employed by the Company or an Affiliate of the Company, including an individual who is serving as a director or an office holder, who is not a Controlling Shareholder of the Company.

“Fair Market Value” shall mean with respect to 102 Capital Gains Track Grants only, for the sole purpose of determining tax liability pursuant to Section 102(b)(3) of the ITO, if at the date of grant the Company’s shares are listed on any established stock exchange or a national market system or if the Company’s shares will be registered for trading within ninety (90) days following the date of grant, the fair market value of the Shares at the date of grant shall be determined in accordance with the average value of the Company’s shares on the thirty (30) trading days preceding the date of grant or on the thirty (30) trading days following the date of registration for trading, as the case may be.

“ITA” means the Israeli Tax Authorities.

“ITO” means the Israeli Income Tax Ordinance (New Version) 1961 and the rules, regulations, orders or procedures promulgated thereunder and any amendments thereto, including specifically the Rules, all as may be amended from time to time.

“Non-Trustee Grant” means an Option granted to an Eligible 102 Participant pursuant to Section 102(c) of the ITO and not held in trust by a Trustee.

“Option Certificate” means, with respect to an Option granted pursuant to the Plan and this Appendix, the certificate evidencing such Option, substantially in the form set out as Schedule “A” to the Plan but modified to include the information required to be included pursuant to Section 3.4 of this Appendix and confirmation thereof by the signature of the Participant to whom the Option was granted.

“Participant” means the recipient of an Option granted pursuant to the Plan and this Appendix who has executed the Option Certificate evidencing such Option.

“Required Holding Period” means, with respect a 102 Trustee Grant, the requisite period prescribed by the ITO and the Rules or such other period as may be required by the ITA during which the subject Option and any Shares acquired upon exercise thereof must be held by the Trustee for the benefit of the Eligible 102 Participant to whom it was granted.

“Rules” means the Income Tax Rules (Tax Benefits in Stock Issuance to Employees) 5763-2003 promulgated under the ITO.

“Section 102” means the provisions of Section 102 of the ITO, as amended from time to time, including by the Law Amending the Income Tax Ordinance (Number 132), 2002, effective as of January 1, 2003 and by the Law Amending the Income Tax Ordinance (Number 147), 2005.

“Trustee” means a person or entity designated by the Board of Directors to serve as a trustee and approved by the ITA in accordance with the provisions of Section 102(a) of the ITO.

3. TYPES OF OPTION GRANTS AND SECTION 102 ELECTION

3.1 Options granted under the Plan and this Appendix pursuant to Section 102 shall be made pursuant to either (a) Section 102(b)(2) of the ITO as 102 Capital Gains Track Grants or (b) Section 102(b)(1) of the ITO as 102 Ordinary Income Track Grants. The Election of the Company regarding the type of 102 Trustee Grant it chooses to make shall be filed with the ITA. Once the Company has filed such Election, it may change the type of 102 Trustee Grant that it chooses to make only after the passage of at least 12 months from the end of the calendar year in which the first grant was made in accordance with the previous Election, in accordance with Section 102. For the avoidance of doubt, such Election shall not prevent the Company from granting Non-Trustee Grants to Eligible 102 Participants at any time.

3.2 Eligible 102 Participants may receive only 102 Trustee Grants or Non-Trustee Grants under the Plan and this Appendix. Participants who are not Eligible 102 Participants may only be granted 3(i) Options under the Plan and this Appendix.

3.3 No 102 Trustee Grants may be made effective pursuant to this Appendix until 30 days after the requisite filings required by the ITO and the Rules have been made with the ITA.

3.4 The Option Certificate evidencing an Option granted pursuant to the Plan and this Appendix shall indicate whether the Option is a 102 Trustee Grant, a Non-Trustee Grant or a 3(i) Grant; and, if the Option is a 102 Trustee Grant, whether it is a 102 Capital Gains Track Grant or a 102 Ordinary Income Track Grant.

4. TERMS AND CONDITIONS OF 102 TRUSTEE GRANTS

4.1 Each 102 Trustee Grant will be deemed to have been made on the date stated in a written notice by the Company, provided that on or before such date: (i) the Company has provided such notice to the Trustee and (ii) the Participant has signed all documents required pursuant to this Section 4.

4.2 Each Option that is a 102 Trustee Grant made to an Eligible 102 Participant and each certificate for Shares acquired upon the exercise of such Option shall be issued to and registered in the name of a Trustee and shall be held in trust for the benefit of the Eligible 102 Participant for the Required Holding Period. After termination of the Required Holding Period, the Trustee may release such Option and any Shares so acquired, provided that: (i) the Trustee has received an acknowledgment from the ITA that the Eligible 102 Participant has paid any and all applicable tax due pursuant to the ITO or (ii) the Trustee and/or the Company or its applicable Affiliate withholds any applicable tax due pursuant to the ITO. The Trustee shall not release any Option that is a 102 Trustee Grant or any Shares acquired upon exercise of such an Option prior to the full payment of the tax liabilities of the applicable Eligible 102 Participant.

4.3 Each 102 Trustee Grant (whether a 102 Capital Gains Track Grant or a 102 Ordinary Income Track Grant, as applicable) shall be subject to the relevant terms of Section 102 and the ITO, which shall be deemed an integral part of the Option granted and shall prevail over any term contained in the Plan, this Appendix or any agreement that is not consistent therewith. Any provision of the ITO and any approvals by the ITA not expressly specified in this Plan, this Appendix or the applicable Option Certificate which are necessary to receive or maintain any tax benefit pursuant to the Section 102 shall be binding on the Eligible 102 Participant. The Trustee and the Eligible 102 Participant granted a 102 Trustee Grant shall comply with the ITO, and the terms and conditions of the trust agreement entered into between the Company and the Trustee. For avoidance of doubt, it is reiterated that compliance with the ITO specifically includes compliance with the Rules. Further, the Eligible 102 Participant agrees to execute any and all documents which the Company or the Trustee may reasonably determine to be necessary in order to comply with the provisions of any applicable law, and, particularly, of Section 102.

4.4 During the Required Holding Period for each 102 Trustee Grant, the Eligible 102 Participant shall not require the Trustee to release or sell the subject Option or any Shares acquired upon exercise thereof or any other securities received upon realization of rights attaching to such Option or Shares (including share dividends) to the Eligible 102 Participant or to a third party, unless permitted to do so by applicable law. Notwithstanding the foregoing, the Trustee may, pursuant to a written request and subject to applicable law, release and transfer Shares acquired upon exercise of an Option that is a 102 Trustee Grant to a designated third party, provided that both of the following conditions have been fulfilled prior to such transfer: (i) all taxes required to be paid upon the release and transfer of the subject Shares have been withheld for remittance to the ITA and (ii) the Trustee has received written confirmation from the Company that all requirements for such release and transfer have been fulfilled according to the terms of the corporate documents of the Company, the Plan, any applicable agreement and any applicable law. To avoid doubt, such sale or release during the Required Holding Period will result in different tax ramifications to the Eligible 102 Participant under Section 102 of the ITO and the Rules and/or any other regulations or orders or procedures promulgated thereunder, which shall apply to and shall be borne solely by such Eligible 102 Participant.

4.5 In the event a share dividend is declared on Shares acquired upon exercise of an Option that is a 102 Trustee Grant, such dividend shall also be subject to the provisions of this Section 4 and the Required Holding Period for such dividend shares shall be measured from the commencement of the Required Holding Period for the Option that was exercised to acquire the Shares in respect of which the dividend was declared. In the event a cash dividend is paid on such Shares, the Trustee shall transfer the dividend proceeds to the Eligible 102 Participant, after deduction of taxes and mandatory payments in compliance with applicable withholding requirements.

4.6 If an Option that is a 102 Trustee Grant is exercised during the Required Holding Period therefor, the Shares issued upon exercise thereof shall be issued in the name of the applicable Trustee for the benefit of the Eligible 102 Participant. If such an Option is exercised after the Required Holding Period therefor has ended, the Shares issued upon exercise thereof shall, at the election of the Eligible 102 Participant, either: (i) be issued in the name of the applicable Trustee, or (ii) be issued to the Eligible 102 Participant directly, provided that the Eligible 102 Participant first complies with all applicable provisions of the Plan.

4.7 For as long as Shares are registered in the name of a Trustee for the benefit of a Participant, the Trustee shall provide to the Participant prompt written notice of all shareholder meetings or other communications to shareholders of the Company received by the Trustee, and if so requested in writing by the Participant, the Trustee shall execute a proxy in a form acceptable to the Company to enable the Participant to vote such Shares.

5. ASSIGNABILITY

As long as Options or Shares are held by a Trustee on behalf of an Eligible 102 Participant, all rights of the Eligible 102 Participant over such securities are personal and cannot be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

6. TAX CONSEQUENCES

6.1 Any tax consequences arising from the grant, sale or exercise of any Option, from the payment for Shares covered thereby, or from any other event or act (of the Company and/or its applicable Affiliate and/or the applicable Trustee and/or the applicable Participant), hereunder shall be borne solely by the applicable Participant. The Company and/or its applicable Affiliate and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the applicable Participant shall agree to indemnify the Company and/or its applicable Affiliate and/or the applicable Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the applicable Participant. The Company and/or its applicable Affiliate(s) and/or the applicable Trustee(s) may make such provisions and take such steps as it or they may deem necessary or appropriate for the withholding of all taxes required by law to be withheld with respect to Options granted under the Plan and the exercise thereof, including, but not limited, to: (i) deducting the amount so required to be withheld from any other amount (or Shares issuable) then or thereafter to be provided to the Participant, including by deducting any such amount from a Participant’s salary or other amounts payable to the Participant, to the maximum extent permitted under law, and/or (ii) requiring the Participant to pay to the Company or its applicable Affiliate the amount so required to be withheld as a condition of the issuance, delivery, distribution or release of any Shares and/or (iii) by causing the exercise and sale of any Options or Shares held by on behalf of the applicable Participant to cover such liability, up to the amount required to satisfy minimum statutory withholding requirements. In addition, the applicable Participant will be required to pay any amount due in excess of the tax withheld and transferred to the tax authorities, pursuant to applicable tax laws, regulations and rules.

6.2 With respect to Non-Trustee Grants, if the applicable Participant ceases to be employed by the Company or an Affiliate of the Company, the applicable Participant shall provide to the Company and/or its applicable Affiliate(s) a security or guarantee for the payment of tax due at the time of sale of Shares acquired upon exercise of the applicable Option to the satisfaction of the Company, all in accordance with the provisions of Section 102 of the ITO and the Rules.

7. GOVERNING LAW AND JURISDICTION

Notwithstanding any other provision of the Plan, with respect to Participants subject to this Appendix, the Plan and all instruments issued thereunder or in connection therewith shall be governed by, and interpreted in accordance with, the laws of the State of Israel applicable to contracts made and to be performed therein.

END OF DOCUMENT

Schedule A

KIDOZ INC.

STOCK OPTION PLAN

Option Certificate

This certificate is issued pursuant to the provisions of the Kidoz Inc. (the “Company”) Stock Option Plan dated August 20, 2024 (the “Plan”) and evidences that (Name of Optionee) ____________________________________ ____________________ is the holder of an option (the “Option”) to purchase up to _________________ (Number of Shares) common shares (the “Shares”) in the capital stock of the Company at a purchase price of $_________ per Share. Subject to the provisions of the Plan:

(a)	the Award Date of this Option is ______________________________ (insert date of grant); and

(b)	the Expiry Date of this Option is ______________________________ (insert date of expiry).

The right to purchase Shares under the Option will vest in the Holder in increments over the term of the Option as follows:

Date	Cumulative Number of Shares which may be Purchased

This Option may be exercised in accordance with its terms at any time and from time to time from and including the Award Date through to and including up to 5:00 p.m. (Vancouver time) on the Expiry Date, by delivering to the Company an Exercise Notice, in the form provided in the Plan, together with this certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

IMPORTANT INFORMATION REGARDING

INCOME TAX WITHHOLDING REQUIREMENTS

The Company shall not be obligated to cause the issuance, transfer or delivery of a certificate or certificates representing Optioned Shares to the Optionee, until provision has been made by the Optionee, to the satisfaction of the Company, for the payment of the aggregate exercise price for all Optioned Shares for which the Option shall have been exercised, and for satisfaction of any tax withholding obligations associated with such exercise.

This certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan. This certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail. Resale of the Shares acquired upon exercise of the Options is restricted until ____________________, 20___.

By countersigning this Option Certificate:

(a)	the Option Holder acknowledges that the Option Holder has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Certificate;

(b)	The undersigned hereby consents to:

(i)	the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A of the policies of the Exchange attached hereto) pursuant to this Form; and

(ii)	the collection, use and disclosure of Personal Information by the Exchange for the purposes described in the attached Appendix 6A or as otherwise identified by the Exchange, from time to time.

IN WITNESS WHEREOF the parties hereto have executed this Option Certificate as of the _____ day of ______________, 20____.

Per:
«Name», Option Holder		Authorized Signatory

Schedule B

EXERCISE NOTICE

To:	The Administrator, Stock Option Plan Kidoz Inc. (the “Company”)

The undersigned hereby irrevocably gives notice, pursuant to the Company’s Stock Option Plan dated August 20, 2024 (the “Plan”), of the exercise of the Option to acquire and hereby subscribes for (cross out inapplicable item):

(a)	all of the Shares; or

(b)	________________________ of the Shares, which are the subject of the Option Certificate attached hereto.

Calculation of total Exercise Price:

(i)	number of Shares to be acquired on exercise:	_________________ Shares

(ii)	multiplied by the Exercise Price per Share:	$___________

TOTAL EXERCISE PRICE, enclosed herewith:		$___________

The undersigned tenders herewith a certified cheque or bank draft in an amount equal to the total Exercise Price of the aforesaid Shares, as calculated above, and directs the Company to issue the share certificate evidencing said Shares in the name of the undersigned to be mailed to the undersigned at the following address:

_____________________________________________

_____________________________________________

_____________________________________________

DATED the ______ day of _____________________, 20___.

Signature of Option Holder

Name of Option Holder (please print)